Exhibit 2.1

Portions of this agreement have been redacted in compliance with Regulation S-K Item 601(b)(2). The omitted information is not material and would likely cause competitive harm to the Company if publicly disclosed.

EXECUTION COPY
CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

Anika Therapeutics, Inc.,

BUTTON MERGER SUB, INC.,

ARTHROSURFACE INCORPORATED

AND

BOSTON MILLENNIA PARTNERS

BUTTON SHAREHOLDER REPRESENTATION, INC.,
as the Stockholder Representative

Dated as of January 4, 2020

TABLE OF CONTENTS

Page

Article I DEFINITIONS	2
1.01 Definitions	2
1.02 Rules of Construction	2
Article II THE MERGER	3
2.01 The Merger	3
2.02 Closing	3
2.03 Effective Time	3
2.04 Effects	3
2.05 Governing Documents; Directors and Officers	3
2.06 Additional Action	3
Article III PURCHASE PRICE; EFFECT ON SHARES	4
3.01 Effects of Merger	4
3.02 Treatment of Company Preferred Stock	4
3.03 Treatment of Company Options and Company Warrants	5
3.04 Payment Procedures	6
3.05 Holdback	9
3.06 Aggregate Closing Payment Schedule	10
3.07 Post-Closing Determination of the Closing Statement	10
3.08 Earn-Out Consideration	12
3.09 Lost, Stolen or Destroyed Certificates	15
3.10 No Interest	16
3.11 Withholding Rights	16
Article IV REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	16
4.01 Organization; Qualification	16
4.02 Capitalization	17
4.03 Authority; Enforceability	18
4.04 No Conflicts; Consents and Approvals	19
4.05 No Subsidiaries; No Repurchase Obligations	19
4.06 Financial Statements	20
4.07 Liabilities	20
4.08 Absence of Certain Changes	21
4.09 Legal Proceedings	22
4.10 Compliance with Applicable Laws	22
4.11 Material Contracts	23
4.12 Taxes	25
4.13 Employee Matters	27
4.14 Labor Matters	29
4.15 Insurance	30
4.16 Intellectual Property	30

4.17 Privacy and Data Security	32
4.18 Real Property	33
4.19 Personal Property	34
4.20 Related-Party Transactions	34
4.21 Bank Accounts	34
4.22 Customers, Distributors and Suppliers	34
4.23 Key Revenue Agreements	35
4.24 Condition and Sufficiency of Assets	35
4.25 Compliance with Healthcare Laws	35
4.26 Medical Device Compliance	36
4.27 Brokers	38
4.28 Stockholders’ Agreement	39
4.29 No Other Representations or Warranties	39
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	39
5.01 Organization; Qualification	39
5.02 Authority; Enforceability	39
5.03 No Conflicts; Consents and Approvals	40
5.04 Litigation	40
5.05 Availability of Funds	40
5.06 Merger Sub	40
5.07 No Other Representations or Warranties	40
5.08 Parent’s Investigation and Reliance	41
Article VI COVENANTS OF THE PARTIES	41
6.01 Access by Parent	41
6.02 Certain Restrictions	42
6.03 Reasonable Best Efforts; Regulatory and Other Approvals	44
6.04 No Solicitation or Negotiation of Alternative Proposals	46
6.05 Required Stockholder Approval	47
6.06 Additional Stockholder Consents	47
6.07 Information Statement	47
6.08 Employees; Employee Benefits	48
6.09 Third-Party Consents	49
6.10 Tax Matters	49
6.11 Further Assurances; Post-Closing Cooperation	53
6.12 Indemnification of Directors and Officers; Directors’ and Officers’ Insurance, etc	53
6.13 R&W Insurance	53
6.14 Notification	54
6.15 Company Audit; Disclosure of Acquisition	54
6.16 Fixing Record Date	54
Article VII CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB	55
7.01 Representations and Warranties	55
7.02 Performance	55

7.03 Payment of Transaction Expenses	55
7.04 Officer’s Certificates	55
7.05 Orders and Applicable Laws	55
7.06 No Material Adverse Effect	55
7.07 Stockholder Approval	55
7.08 Series B Preferred Support Agreement	56
7.09 Payments Administrator Agreement	56
7.10 Stockholder Representative NDA	56
7.11 280G Stockholder Vote	56
7.12 Letter Agreements	56
7.13 Continued Employment	56
7.14 FIRPTA Certificate	56
7.15 Stockholders Agreement; Investor Rights Agreement	56
7.16 […] Agreements	56
7.17 Consents and Notice	56
7.18 Audit and Interim Financials	56
Article VIII CONDITIONS TO OBLIGATIONS OF THE COMPANY	57
8.01 Representations and Warranties	57
8.02 Performance	57
8.03 Officer’s Certificate	57
8.04 Orders and Applicable Laws	57
8.05 Stockholder Approval	57
8.06 Payments Administrator Agreement	58
Article IX TERMINATION	58
9.01 Termination	58
9.02 Effect of Termination	58
Article X INDEMNIFICATION	59
10.01 Survival	59
10.02 Indemnification	60
10.03 Third-Party Claims	61
10.04 Limitations on Indemnification	61
10.05 No Contribution	63
10.06 Remedies Exclusive	63
10.07 Adjustment Characterization	64

10.08 Damage Limitations	64
Article XI MISCELLANEOUS	64
11.01 Stockholder Representative	64
11.02 Actions of the Stockholder Representative	66
11.03 Entire Agreement	66
11.04 Expenses	66
11.05 Announcements	66
11.06 No Waiver	67
11.07 Amendments	67

11.08 Addresses for Notices	67
11.09 Captions	68
11.10 Severability	68
11.11 Assignment	68
11.12 Counterparts	68
11.13 Disclosure	69
11.14 Specific Performance	69
11.15 Governing Applicable Law	69
11.16 Consent to Jurisdiction	70
11.17 Waiver of Jury Trial	70
11.18 Obligations of Merger Sub	70
11.19 No Third-Party Beneficiaries	70
11.20 Legal Representation	70

ANNEXES AND SCHEDULES

Annexes

Annex A	Definitions
Annex B	Form of Support Agreement
Annex C	Form of Written Consent
Annex D	Form of FIRPTA Certificate
Annex E	Form of Term Sheet for Amendment to […]
Annex F	Form of Stockholder Representative NDA

Schedules

Schedule A	Key Employees, Key Individuals and Key Stockholders
Schedule B	List of Stockholders to Sign Support Agreements by Midnight on January 5, 2020
Schedule C	Preliminary Schedule of Consideration to be Paid to Each Equityholder
Schedule D	Knowledge Parties
Schedule E-1	Illustrative Calculation of Working Capital
Schedule E-2	Illustrative Calculation of Indebtedness
Schedule E-3	Illustrative Calculation of Cash
Schedule F	Regulatory and Sales Milestones
Schedule G	Related Parties
Schedule H	Illustrative Parent Earn-Out Statement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made as of January 4, 2020 (this “Agreement”) by and among (i) Anika Therapeutics, Inc., a Delaware corporation (“Parent”), (ii) Button Merger Sub, Inc. a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iii) ArthroSurface Incorporated, a Delaware corporation (the “Company”), and (iv) Boston Millennia Partners Button Shareholder Representation, Inc., a Delaware corporation, solely in its capacity as the representative, agent and attorney-in-fact of the Equityholders (the “Stockholder Representative”). Parent, Merger Sub, the Company and the Stockholder Representative are each referred to herein as a “Party” or, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, the respective boards of directors of each of the Company, Parent and Merger Sub have determined that this Agreement is advisable and have approved this Agreement and the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, concurrent with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Key Individuals and Key Stockholders have entered into letter agreements (collectively, the “Letter Agreements”) dated as of the date hereof and which shall be effective as of the Effective Time;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, (i) promptly after the execution and delivery of this Agreement and in any event by midnight on January 5, 2020, any combination of the Stockholders of the Company listed on Schedule B holding in the aggregate at least sixty percent (60%) of the issued and outstanding shares of Company Capital Stock will have executed and delivered the applicable support agreements in the form attached hereto as Annex B (the “Support Agreements”) and (ii) prior to the Closing Date, and as a condition to the obligations of Parent and Merger Sub hereunder, a majority of the holders of the Series B Preferred Stock and Stockholders holding at least ninety-five percent (95%) of the issued and outstanding shares of Company Capital Stock shall have executed and delivered a written consent in the form attached to this Agreement as Annex C (the “Written Consent”);

WHEREAS, the Support Agreements will constitute the applicable Stockholder’s agreement to consent to, and vote to approve and adopt, this Agreement and the Merger, waive any dissenters’ or approval rights under Applicable Law and appoint the Stockholder Representative to act on its behalf pursuant to Section 11.01;

WHEREAS, the Written Consents will constitute the applicable Stockholder’s consent to, and vote to approve and adopt, this Agreement and the Merger, waiver of any dissenters’ or approval rights under Applicable Law and appointment of the Stockholder Representative to act on its behalf pursuant to Section 11.01; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of, and inducement to, the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a binder (the “Binder Agreement”), evidencing a commitment to issue and bind the R&W Policy at or prior to the Closing.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I
DEFINITIONS

1.01          Definitions. As used in this Agreement, certain terms have the meanings set forth in Annex A.

1.02          Rules of Construction.

(a)               All article, section, subsection, schedule and annex references used in this Agreement are to articles, sections, subsections, schedules and annexes to this Agreement unless otherwise specified. The annexes and schedules attached to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes.

(b)               If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing one gender shall include all other genders. The words “includes” or “including” shall mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear. Any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder; provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. References to “written” or “in writing” include documents in electronic form or transmission by email. A reference to any Person includes such Person’s successors and permitted assigns. Currency amounts referenced in this Agreement are in U.S. Dollars.

(c)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)               Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

(e)               Except as otherwise specifically provided herein, all accounting terms used herein and not expressly defined herein shall have the respective meanings given to such terms under GAAP.

Article II
THE MERGER

2.01          The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the Delaware Law, Merger Sub shall be merged with and into the Company at the Effective Time, and at the Effective Time the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly owned subsidiary of Parent. The entity that survives the Merger is sometimes referred to in this Agreement as the “Surviving Corporation”.

2.02          Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m. prevailing Eastern Time on the Closing Date at the offices of Sullivan & Cromwell LLP, at 125 Broad Street, New York, New York 10004, or at such other place, time and/or date as Parent and the Company shall mutually agree in writing; provided, however, that in no event shall the Closing take place fewer than twenty (20) days after the receipt of the Information Statement by the Stockholders. On the Closing Date, the Parties will cause the transactions described in Section 2.01, Section 2.03, Section 3.01 and Section 3.04 to occur and will, as applicable, deliver the other documents and instruments to be delivered under Article VII and Article VIII.

2.03          Effective Time. As soon as practicable following the Closing, the Parties (other than the Stockholder Representative) shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the Delaware Law, and shall make all other filings or recordings required under the Delaware Law. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

2.04          Effects. The Merger shall have the effects set forth in the Delaware Law.

2.05          Governing Documents; Directors and Officers. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to be identical to those of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “ArthroSurface Incorporated”. The Parties (other than the Stockholder Representative) shall take all actions necessary so that the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation from and after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, removal or resignation in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

2.06          Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

Article III
PURCHASE PRICE; EFFECT ON SHARES

3.01          Effects of Merger. At the Effective Time, as a result of the Merger and without any action on the part of any of Parent, Merger Sub, the Company or any holder of Company Capital Stock:

(a)               Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)               Conversion of Company Capital Stock.

(i)                 The amounts payable hereunder in respect of the Company Capital Stock shall be allocated among the holders of shares of Company Capital Stock in accordance with the Charter.

(ii)              Without limiting Section 3.01(b)(i), as of the Effective Time, all of the shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, if any) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive (A) in the case of the Company Common Stock and shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration, the Per Common Share Merger Consideration and (B) in the case of the Company Preferred Stock, the amounts set forth under Section 3.02.

(c)               Cancellation of Excluded Shares. Any Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holders of Dissenting Shares may have under Section 3.01(d).

(d)               Appraisal Rights. Notwithstanding any provisions of this Agreement to the contrary, any Dissenting Shares shall not be converted into the right to receive the Per Share Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Section 262 of the Delaware Law. The Company shall provide to Parent (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to Section 262 of the Delaware Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under Section 262 of the Delaware Law. The Company shall not, except with the prior written consent of Parent, or as otherwise required under Section 262 of the Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Parent shall be entitled to retain any Per Share Merger Consideration not paid on account of such Dissenting Shares pending resolution, withdrawal or loss of claims of such holders.

3.02          Treatment of Company Preferred Stock.

(a)               Series B Preferred Stock. Immediately prior to the Effective Time, pursuant to, and in accordance with Section 3F of the Charter, all shares of Series B Preferred Stock shall be deemed to convert into the right to receive the Per Common Share Merger Consideration.

(b)               Non-Converting Company Preferred Stock. Immediately prior to the Effective Time, pursuant to, and in accordance with, Section 3B of the Charter (in the case of the Series A Preferred Stock) and Section 3B of the applicable Certificate of Designation (in the case of all other series of Company Preferred Stock), before any distribution or payment is made to the holders of shares of Company Common Stock, all shares of Non-Converting Company Preferred Stock shall be converted into the right to receive the applicable Preferred Share Liquidation Preference for all purposes herein and all shares of Non-Converting Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive such applicable Preferred Share Liquidation Preference. If, as of the Effective Time, the Aggregate Purchase Price is insufficient to make payment in full to all holders of the Non-Converting Company Preferred Stock as required pursuant to this Section 3.02(b), then such Aggregate Purchase Price shall be distributed among the holders of shares of Non-Converting Company Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full.

(c)               Converting Company Preferred Stock. Immediately prior to the Effective Time, pursuant to, and in accordance with, Section 5A of the Charter (in the case of the Series A Preferred Stock) and Section 5A of the applicable Certificate of Designation (in the case of all other series of Company Preferred Stock), all shares of Converting Company Preferred Stock shall be converted into such number of shares of Company Common Stock as provided in the Charter or Certificate of Designation (as applicable) and all shares of Converting Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the rights afforded to holders of Company Common Stock.

3.03          Treatment of Company Options and Company Warrants.

(a)               Company Options.

(i)                 As of the Effective Time, each outstanding vested option to purchase shares of Company Common Stock (a “Company Option”) under the Stock Plans shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Option to receive (without interest), subject to Section 3.03(a)(iii), an amount in cash (the “Option Cashout Amount”) equal to the applicable Per Option Post-Closing Payments, if any.

(ii)              For the avoidance of doubt, as of the Effective Time, each Company Option that is unvested shall, automatically and without any required action on the part of the holder thereof, be cancelled for no consideration or payment.

(iii)            With respect to each Company Option that is vested as of the Effective Time, upon the payment of any Post-Closing Payment, the applicable Per Option Post-Closing Payment, if any, will be paid in accordance with the provisions that provide for the payment of such Post-Closing Payment.

(iv)             Any portion of the Special Indemnity Holdback that is payable in respect of the Company Options in accordance with this Article III shall be paid by the Surviving Company through its payroll no later than the first regularly scheduled payroll that is at least four (4) Business Days after such amounts become payable to the Stockholder Representative pursuant to this Article III.

(b)               Company Warrants. Each of the Company Warrants that is validly exercised in accordance with its terms prior to the Effective Time will be entitled to receive an aggregate amount equal to the product of (i) the Preferred Share Liquidation Preference applicable to the Series E Preferred Stock multiplied by (ii) the number of shares of Series E Preferred Stock subject to such Company Warrant. Each of the Company Warrants that is not so exercised prior to the Effective Time will expire and be deemed to be extinguished and cancelled immediately prior to the Effective Time in accordance with its terms.

(c)               Company Actions. At or prior to the Effective Time, the Company and the Company’s board of directors or compensation committee, as applicable, shall adopt any resolutions and take any actions, including provision of any required notice, that are necessary to (x) effectuate the treatment of Company Options and Company Warrants pursuant to Section 3.03 and (y) cause the Stock Plans to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company or any other Person to any Person pursuant to or in settlement of the Company Options and the Company Warrants.

3.04          Payment Procedures.

(a)               No later than seven (7) Business Days before the Closing Date and no more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent the Company’s good faith calculation of, and reasonable supporting detail relating to, both the estimated Aggregate Purchase Price (the “Estimated Aggregate Purchase Price”) and each component thereof (the “Estimated Closing Statement”), together with reasonable supporting detail relating to such component (including bank statements dated as of the date that the Estimated Closing Statement is provided, a reconciliation between any differences in the Company’s cash position and the bank statement, debt payoff letters and invoices). The Estimated Closing Statement shall be prepared in accordance with the terms (including the definitions) of this Agreement. Parent shall have the right to object to the amounts contained in the Estimated Closing Statement no later than the third (3rd) Business Day immediately prior to the Closing Date. The Company shall in good faith consider the objections, if any, of Parent to the Estimated Closing Statement and, if Parent has made any objections or if there have been any changes to the Estimated Aggregate Purchase Price, shall reissue the Estimated Closing Statement containing the Estimated Aggregate Purchase Price and each component thereof no later than the Business Day immediately prior to the Closing Date with any such revisions that the Company has determined in good faith are appropriate.

(b)               Each share of Company Common Stock (including shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration pursuant to Section 3.02(a)) will be allocated an amount equal to the Per Common Share Closing Payment.

(c)               All Post-Closing Payments will be allocated as follows:

(i)                 first, pro rata to each share of Company Common Stock (including shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration pursuant to Section 3.02(a)) until the aggregate Per Common Share Closing Payments and Per Common Share Post-Closing Payments paid with respect to each share of Company Common Stock (including shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration) equals […];

(ii)              second, pro rata to (A) each share of Company Common Stock (including shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration pursuant to Section 3.02(a)) and (B) each […] Option (with respect to each share of Company Common Stock subject to such […] Option immediately prior to the Effective Time), until the aggregate Per Common Share Closing Payments and Per Common Share Post-Closing Payments paid with respect to each share of Company Common Stock (including shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration pursuant to Section 3.02(a)) equals […] and the aggregate Per Option Post-Closing Payments paid with respect to each […] Option (with respect to each share of Company Common Stock subject to such […] Option immediately prior to the Effective Time) equals […], respectively; and

(iii)            third, pro rata to (A) each share of Company Common Stock (including shares of Series B Preferred Stock that are deemed to convert into the right to receive the Per Common Share Merger Consideration pursuant to Section 3.02(a)), (B) each […] Option (with respect to each share of Company Common Stock subject to such […] Option immediately prior to the Effective Time), and (C) each […] Option (with respect to each share of Company Common Stock subject to such […] Option immediately prior to the Effective Time).

(d)               On or prior to the Closing Date, Parent, the Stockholder Representative and the Payments Administrator shall enter into the Payments Administrator Agreement, which agreement shall have customary terms and shall provide that on the Closing Date, Parent shall deposit with the Payments Administrator, for the benefit of the applicable Equityholders, an amount in cash equal to the sum of (i) the aggregate Per Common Share Closing Payment and (ii) the Aggregate Preferred Share Payment, by wire transfer of immediately available funds to an account specified by the Payments Administrator in writing no later than four (4) Business Days prior to the Closing Date. The Payments Administrator Agreement also shall provide that the amounts paid to the Payments Administrator pursuant to this Section 3.04(d) (the “Payments Administrator Fund”) shall be held and disbursed by the Payments Administrator, and Parent shall cause the Payments Administrator to hold and disburse the Payments Administrator Fund, in accordance with this Section 3.04. Any portion of the amount deposited by Parent (or caused to be deposited by Parent) that remains unclaimed by the applicable Equityholders six (6) months after the Effective Time will, to the extent permitted by Applicable Law, be returned to Parent upon demand.

(e)               As promptly as practicable on or after the Closing Date (and in any event within 10 days after the Closing Date) and in accordance with the Payments Administrator Agreement, the Payments Administrator shall provide (i) to each Stockholder, a letter of transmittal (“Letter of Transmittal”) (which shall include a waiver and release pursuant to which each Stockholder executes a full and unconditional release regarding any and all claims as a Stockholder, including the calculation of the Per Share Merger Consideration, as a condition to receiving the Per Share Merger Consideration, in favor of Parent, Merger Sub and the Surviving Corporation and its subsidiaries and each of their directors, officers, managers, employees and Affiliates, and which shall be in such form and have such other provisions as Parent and the Company may reasonably agree), (ii) to each Stockholder, if required, instructions for use in effecting the surrender of the certificates (if any) representing such Stockholder’s shares of Company Common Stock or Company Preferred Stock (as applicable) (the “Certificates”) in exchange for such holder’s right to receive the Per Share Merger Consideration for each such share (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit, if required, in the manner provided in Section 3.09) and (iii) to each Stockholder that did not execute and deliver to the Company a Written Consent, a notice of the availability of appraisal rights under Delaware Law. Upon delivery of such Letter of Transmittal to the Payments Administrator together with any such Certificates, duly executed (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit, if required, in the manner provided in Section 3.09), the holder shall be entitled to receive, upon the date such holder delivers such documents to the Payments Administrator (subject to the terms of the Payments Administrator Agreement), in exchange for each of their shares of Company Common Stock or Series B Preferred Stock an amount of cash equal to the Per Common Share Closing Payment and in exchange for each of their shares of Non-Converting Company Preferred Stock an amount of cash equal to the applicable Preferred Share Liquidation Preference, and the shares of Company Common Stock or Company Preferred Stock (as applicable) so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.04(e), each share of Company Common Stock or Company Preferred Stock (as applicable) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration as contemplated by this Article III, and no cash shall be paid to the holder of any such share in respect thereof. If any Certificate shall not have been surrendered immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority, any amounts remaining unclaimed (whether held by the Payments Administrator, Parent or otherwise) by holders of the Company’s securities immediately prior to such time shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. No interest shall be paid or accrue on any cash payable upon surrender of any Company Common Stock or Company Preferred Stock (as applicable).

(f)                The consideration to be paid in accordance with the terms of this Article III upon effectiveness of the Merger shall constitute satisfaction in full of all rights pertaining to the Company Common Stock, Company Preferred Stock, Company Warrants and Company Options (other than any Dissenting Shares), and after the Effective Time there shall be no further registration of transfers on the transfer books of the Surviving Corporation of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time.

(g)               For the avoidance of doubt, and notwithstanding anything to the contrary herein, in no event shall the aggregate amount of consideration payable by Parent to any Equityholder or any other holders of any equity or debt securities of the Company pursuant to this Section 3.04 exceed the Aggregate Purchase Price.

3.05          Holdback.

(a)               At the Effective Time, Parent shall holdback up to […] of the Aggregate Purchase Price, which shall constitute a holdback used to satisfy any indemnification amounts owed Parent from the Company pursuant to Section 10.02(a)(iv) (the “Special Indemnity Holdback”). The amount of the Special Indemnity Holdback set forth in the immediately preceding sentence will be reduced to the extent that the Company has provided documentation at least five (5) Business Days prior to the Closing, that, in the reasonable determination of Parent’s tax advisors (as stated in writing) […] shall be deemed sufficient for such determination […] reduces the amount of the potential Special Indemnity Losses. The Special Indemnity Holdback shall be disbursed solely for the purposes and in accordance with the terms of this Agreement.

(b)               Following the Closing, to the extent that the Company or the Stockholder Representative provides documentation that, in the reasonable determination of Parent’s tax advisors (as stated in writing) (it being understood that […] shall be deemed sufficient for such determination), the potential Special Indemnity Losses have been reduced, Parent shall release such amounts from the Special Indemnity Holdback to the Payments Administrator and, with respect to Company Options, to the Company, promptly following such determination and allocated in accordance with Section 3.04(c).

(c)               The amount remaining in the Special Indemnity Holdback, as of the date that is two (2) years after the Closing Date (the “Special Indemnity Release Date”), shall be released to the Payments Administrator and, with respect to Company Options, to the Company, no later than ten (10) Business Days following the Special Indemnity Release Date and allocated in accordance with Section 3.04(c); provided that if there are any claims for Losses under Section 10.02(a)(iv) that are pending on the Special Indemnity Release Date, the applicable portion (and only the applicable portion) of the Special Indemnity Holdback that is subject to any such Losses shall not be so released until such applicable Losses are finally resolved and satisfied. The Payments Administrator shall distribute the portion of the Special Indemnity Holdback that is distributable to the Equityholders in accordance with Section 3.04(c) and the Payments Administrator Agreement promptly after its release from the Special Indemnity Holdback, as applicable, and the Surviving Company shall process the portion of the Special Indemnity Holdback that is payable in respect of Company Options through its payroll. To the extent amounts of the Special Indemnity Holdback are distributed to the Equityholders, the Stockholder Representative shall be entitled to be reimbursed from such distributed amounts from the Special Indemnity Holdback for any out-of-pocket costs (including attorney fees) for administering claims relating to Losses, to the extent there are not adequate funds available in the Expense Fund to cover the reimbursement of such out-of-pocket costs.

3.06          Aggregate Closing Payment Schedule. Schedule C attached hereto sets forth the Company’s preliminary calculation of the allocation of the Aggregate Closing Amount and the allocation of the Aggregate Cash Amount entitled to be received in accordance with this Agreement by each Equityholder. No later than five (5) Business Days prior to the Closing Date (but subject to updates based on revisions, if any, to the Estimated Closing Statement pursuant to Section 3.04(a)), the Company shall deliver to Parent a schedule (the “Aggregate Closing Payment Schedule”) setting forth (a) the final allocation of the Aggregate Closing Amount to be paid in accordance with this Agreement to each Equityholder and (b) the final allocation of the Aggregate Cash Amount to be paid in accordance with this Agreement to each Equityholder. Parent shall be entitled to rely exclusively upon the Aggregate Closing Payment Schedule in paying the Aggregate Cash Amount pursuant to Section 3.04 and shall have no obligation to investigate the entitlements of any Person to any portion of the Aggregate Cash Amount payable at Closing.

3.07          Post-Closing Determination of the Closing Statement.

(a)               Within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Stockholder Representative a good faith calculation of the Aggregate Purchase Price and each component thereof (the “Closing Statement”). The Parties acknowledge and agree that the Closing Statement, and the component items and calculations therein, shall be prepared in a manner consistent with the terms (including the definitions) of this Agreement. If Parent fails to deliver the Closing Statement in accordance with the immediately preceding sentence, then the Estimated Closing Statement delivered by the Company to Parent pursuant to Section 3.04(a) shall be deemed to be the Final Closing Statement. The Closing Statement shall be conclusive, final and binding on all Parties absent manifest error unless the Stockholder Representative gives Parent written notice (the “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”), with its good faith calculation of, and reasonable supporting detail relating to, such Disputed Items, within thirty (30) days of receipt of the Closing Statement (such period, the “Review Period”). In the event the Stockholder Representative fails to deliver to Parent a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Parent in writing that the Stockholder Representative has no disputes or objections to the Closing Statement, the amounts set forth in the Closing Statement shall be conclusive, final and binding on all Parties absent manifest error.

(b)               Parent and the Stockholder Representative shall, for a period of ten (10) Business Days (or such longer period as Parent and the Stockholder Representative may agree in writing) following delivery of a Dispute Notice to Parent (the “Resolution Period”), attempt in good faith to resolve their differences, and any such resolution by them as to any Disputed Items shall be conclusive, final and binding on all Parties absent manifest error. Any Disputed Items agreed to by Parent and the Stockholder Representative in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Stockholder Representative in the Dispute Notice, are collectively referred to herein as the “Resolved Matters”. Any Resolved Matters shall be conclusive, final and binding on all Parties absent manifest error, except to the extent such component could be affected by other components of the calculations set forth in the Closing Statement that are the subject of a Dispute Notice.

(c)               If at the end of the Resolution Period, Parent and the Stockholder Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Dispute Notice, either of Parent or the Stockholder Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant who shall, acting as an expert in accounting and not arbitrator, render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing Statement) in a manner consistent with the terms (including the definitions) of this Agreement. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to any Unresolved Matter greater than the maximum value for such matter claimed by either party or less than the minimum value for such matter claimed by either party. The Independent Accountant’s determination as to each Unresolved Matter shall be set forth in a written statement delivered to each of Parent and the Stockholder Representative within ten (10) Business Days after such items are submitted for determination, with such written statement including (i) the Independent Accountant’s determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculations of the Unresolved Matters, all of which shall be conclusive, final and binding on all Parties absent manifest error. Parent and the Stockholder Representative shall each pay the fees and expenses of the Independent Accountant based on the inverse of the percentage of the amounts that the Independent Accountant determines in such party’s favor bears to the aggregate amount of the total Unresolved Matters as originally submitted to the Independent Accountant. By way of example only, should the aggregate Unresolved Matters sum to $1,000, and the Independent Accountant awards $600 in favor of the Stockholder Representative’s position, sixty percent (60%) of the Independent Accountant’s fees and expenses would be borne by Parent and forty percent (40%) would be borne by the Stockholder Representative. The Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Stockholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund. To the extent the Expense Fund is insufficient or unavailable to cover all of the Independent Accountant’s fees and expenses payable by the Stockholder Representative, Parent shall pay any such remaining fees and expenses and Parent shall be entitled to deduct such amounts from any amounts payable to the applicable Equityholders (or to the Payments Administrator on their behalf) pursuant to this Section 3.07 or Section 3.08 of this Agreement.

(d)               For purposes of this Agreement, the “Final Closing Statement” shall be (i) in the event that no Closing Statement is delivered by Parent to the Stockholder Representative within sixty (60) days after the Closing Date, the Estimated Closing Statement, (ii) in the event that no Dispute Notice is delivered by the Stockholder Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 3.07(a), (iii) in the event that a Dispute Notice is delivered by the Stockholder Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 3.07(a), as adjusted pursuant to the agreement of Parent and the Stockholder Representative in writing, or (iv) in the event that a Dispute Notice is delivered by the Stockholder Representative to Parent prior to the expiration of the Review Period and Parent and the Stockholder Representative are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 3.07(a), as adjusted by the Independent Accountant to be consistent with (A) the Resolved Matters and (B) the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Section 3.07(a) and Section 3.07(c). The “Final Aggregate Purchase Price” shall mean the Aggregate Purchase Price as derived from the Final Closing Statement.

(e)               From and after the delivery of the Closing Statement by Parent until the determination of the Final Closing Statement pursuant to this Section 3.07, Parent and the Surviving Corporation shall, and shall cause their respective subsidiaries to, permit the Stockholder Representative and its Representatives reasonable access to the personnel, accountants and properties of the Surviving Corporation and its subsidiaries, and provide reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to all of the books, records, contracts and other documents (including auditor’s work papers) of the Surviving Corporation or its subsidiaries only to the extent necessary to evaluate the calculations set forth in the Closing Statement.

(f)                Payment in Respect of Final Aggregate Purchase Price.

(i)                 If the Final Aggregate Purchase Price exceeds or is equal to the Estimated Aggregate Purchase Price, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent or the Surviving Corporation shall deposit, or cause to be deposited, in immediately available funds, with the Payments Administrator an amount in cash equal to the full amount, if any, by which the Final Aggregate Purchase Price exceeds the Estimated Aggregate Purchase Price and, immediately thereafter, Parent and the Stockholder Representative shall provide a joint written instruction to the Payments Administrator to deliver the applicable portions of such amount to the applicable Equityholders (except that any amounts due to holders of Company Options shall be remitted to Parent and paid to such holders through payroll less any applicable required Tax withholding).

(ii)              If the Estimated Aggregate Purchase Price exceeds the Final Aggregate Purchase Price (such excess, the “Overstatement”), Parent shall be entitled to deduct the Overstatement from any amounts payable to the applicable Equityholders (or to the Payments Administrator on their behalf) pursuant to Section 3.08 of this Agreement and the Equityholders shall have no further liability or obligations with respect to the Overstatement. Parent’s right to deduct the Overstatement pursuant to this Section 3.07(f)(ii) shall be the sole and exclusive remedy available to Parent against the Equityholders, or otherwise, with respect to any adjustment pursuant to this Section 3.07.

(iii)            All payments pursuant to this Section 3.07 shall be treated as an adjustment to the Estimated Aggregate Purchase Price for all foreign, federal, state and local income Tax purposes unless otherwise required by Law.

3.08          Earn-Out Consideration. As additional consideration for the Merger, upon the achievement of certain milestones as further described below, Parent shall, subject to the terms of this Section 3.08, pay the Earn-Out Consideration to the applicable Equityholders as set forth on Schedule C under the heading “Earn-Out Consideration”; provided, however, that any amounts payable by Parent pursuant to this Section 3.08 shall be offset and reduced by any amounts deductible from payments to Equityholders (or to the Payments Administrator on their behalf) pursuant to this Agreement (including pursuant to Article X, the Post-Closing Option Payroll Taxes Offset and the Post-Closing Payments Administrator Fees).

(a)               Within five (5) Business Days of receipt of a Regulatory Earn-Out Approval, Parent or the Surviving Corporation shall deposit, or cause to be deposited, in immediately available funds, with the Payments Administrator the applicable Regulatory Earn-Out Consideration and, immediately thereafter, Parent and the Stockholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amounts promptly to the applicable Equityholders as a Post-Closing Payment in accordance with this Agreement (except that any amounts due to holders of Company Options shall be remitted to Parent and paid to such holders through payroll less any applicable required Tax withholding); provided that the applicable Regulatory Earn-Out Approval has been duly obtained on or before the applicable Regulatory Approval Deadline. If a Regulatory Earn-Out Approval is not obtained on or before the applicable Regulatory Approval Deadline, no amount will be payable in respect of such Regulatory Earn-Out Approval.

(b)               Within five (5) Business Days of the amount of Net Sales for each of the years ending December 31, 2020 and December 31, 2021 becoming conclusive, final and binding on all Parties, in accordance with this Section 3.07, Parent or the Surviving Corporation shall deposit, or cause to be deposited, in immediately available funds, with the Payments Administrator the applicable amount of the Net Sales Earn-Out Consideration, if any, and, immediately thereafter, Parent and the Stockholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amount promptly to the applicable Equityholders as a Post-Closing Payment in accordance with this Agreement (except that any amounts due to holders of Company Options shall be remitted to Parent and paid to such holders through payroll less any applicable required Tax withholding).

(c)               Subject to the Stockholder Representative’s ongoing compliance with the Stockholder Representative NDA attached hereto as Annex G, until April 30, 2022, Parent shall, within thirty (30) days following the filing of its Form 10-Q or Form 10-K with the Securities and Exchange Commission (the “SEC”) (as applicable), prepare and deliver to the Stockholder Representative a good faith calculation of the total Net Sales of each class of Company Products in the applicable calendar quarter in the form set forth on Schedule H (a “Parent Earn-Out Statement”), together with, for the Parent Earn-Out Statements delivered immediately following the filing of its Form 10-K for fiscal years 2020 and 2021 only, a statement as to whether any Net Sales Earn-Out Consideration is payable in connection therewith and if so, the amount thereof; provided that the reports, schedules, forms, statements and other documents filed or furnished by Parent with or to the SEC shall be deemed to satisfy this reporting obligation if such information is disclosed therein. The Parties acknowledge and agree that the Parent Earn-Out Statement, and the component items and calculations therein, shall be prepared in a manner consistent with the terms (including the definitions) of this Agreement. Following the filing of its Form 10-K in respect of both calendar year 2020 and 2021, if requested by the Stockholder Representative, Parent agrees that at least one of the Parent Executives will meet with the Stockholder Representative to discuss the Parent Earn-Out Statement and provide additional information that Parent, in its sole discretion, deems appropriate.

(d)               If the Stockholder Representative disputes the calculation of Net Sales set forth in the Parent Earn-Out Statement, then the Stockholder Representative shall deliver to Parent a written notice (an “Earn-Out Dispute Notice”) of any disputes or objections thereto (collectively, the “Earn-Out Disputed Items”) with reasonable supporting detail as to such Earn-Out Disputed Items within twenty (20) Business Days of receipt of the Parent Earn-Out Statement (such period, the “Earn-Out Review Period”).

(e)               If the Stockholder Representative fails to deliver to Parent an Earn-Out Dispute Notice prior to the expiration of the Earn-Out Review Period or otherwise earlier notifies Parent in writing that the Stockholder Representative has no disputes or objections to the Parent Earn-Out Statement, the amount of Net Sales set forth in the Parent Earn-Out Statement shall be conclusive, final and binding on all Parties absent manifest error.

(f)                Parent and the Stockholder Representative shall, for a period of ten (10) Business Days (or such longer period as Parent and the Stockholder Representative may agree in writing) following delivery of an Earn-Out Dispute Notice to Parent (the “Earn-Out Resolution Period”), attempt in good faith to resolve their differences, and any such resolution by them as to any Earn-Out Disputed Items shall be conclusive, final and binding on all Parties absent manifest error. Any Earn-Out Disputed Items agreed to by Parent and the Stockholder Representative in writing, together with any items or calculations set forth in the Parent Earn-Out Statement not disputed or objected to by the Stockholder Representative in the Earn-Out Dispute Notice, are collectively referred to herein as the “Earn-Out Resolved Matters”. Any Earn-Out Resolved Matters shall be conclusive, final and binding on all Parties absent manifest error, except to the extent such component could be affected by other components of the calculations set forth in the Parent Earn-Out Statement that are the subject of an Earn-Out Dispute Notice. If at the end of the Earn-Out Resolution Period, Parent and the Stockholder Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Earn-Out Dispute Notice, either of Parent or the Stockholder Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice to be exclusively and definitively resolved, without any recourse to appeal, by final and binding arbitration pursuant to Section 3.08(g).

(g)               Any Earn-Out Arbitration shall be instituted and conducted in, and its seat shall be, the city of New York, New York, where the arbitration award shall be rendered. The arbitration shall be administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in accordance with the Rules of Arbitration of the ICC (“Arbitration Rules”), as in effect as of the date of commencement of the arbitration, as modified by this Agreement or mutual agreement of the Parties. The arbitration shall be conducted in the English language, though documents or testimony may be submitted in other languages if a translation is provided. The arbitration panel shall be composed of three (3) arbitrators. The first (1st) arbitrator shall be nominated by the claimant and the second (2nd) arbitrator shall be nominated by the respondent, each in accordance with Article 12(4) of the Arbitration Rules. The third (3rd) arbitrator (who shall act as chairman) shall be appointed by the two (2) party-appointed arbitrators, within fifteen (15) calendar days from the date of confirmation of the second (2nd) party-appointed arbitrator. If any party fails to appoint an arbitrator within the required period, or if the two (2) arbitrators cannot reach an agreement with respect to the third (3rd) arbitrator within the applicable period, the appointment shall be made by the ICC International Court of Arbitration pursuant to the Arbitration Rules. To the extent that an Earn-Out Arbitration involves more than one (1) party as claimant, such claimants shall jointly appoint the first (1st) arbitrator. To the extent that an Earn-Out Arbitration involves more than one (1) respondent, such respondents shall jointly appoint the second (2nd) arbitrator. The Parties consent to the consolidation of arbitrations commenced hereunder pursuant to the Arbitration Rules. Any award of the arbitration panel must be in writing and state the grounds upon which it is based (in each case, a “Final Award”). The Final Award shall be conclusive, final and binding on the Parties and their successors, and a judgment upon the Final Award may be recognized and enforced in any court of competent jurisdiction. The fees and expenses of the arbitration and other reasonable and documented costs of the party which has prevailed in such arbitration (the “Arbitration Fees”), including reasonable attorney’s fees, shall be borne as established by the arbitration panel. The Arbitration Fees payable by Parent (if any) shall be paid directly by Parent, and the Arbitration Fees payable by the Stockholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund. To the extent the Expense Fund is insufficient or unavailable to cover all of the Arbitration Fees payable by the Stockholder Representative, Parent shall pay any such remaining Arbitration Fees and Parent shall be entitled to deduct such amounts from any amounts payable to the applicable Equityholders (or to the Payments Administrator on their behalf) pursuant to Section 3.07 or this Section 3.08 of this Agreement.

(h)               Parent Actions. Until December 31, 2021, subject to Applicable Law, Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to obtain all Regulatory Earn-Out Approvals and not take any action that was specifically intended by any Parent Executive to avoid the payment of any Net Sales Earn-Out Consideration or any Regulatory Earn-Out Consideration; provided, however, that the foregoing is not intended to, and shall not, restrict in any manner Parent’s ability to, in its sole discretion, make decisions in the ordinary course with respect to the operation of the Company, including: (i) decisions to hire, fire, replace, substitute or change the role of any employees, suppliers or distributors; combine office locations and back office support functions; and comply with Parent’s global compliance and human resource policies; (ii) to comply with Applicable Law and (iii) to comply with any express requirements of this Agreement. Any dispute arising out of, resulting from or in connection with this Section 3.08(h) shall be exclusively and definitively resolved, without any recourse to appeal, by final and binding arbitration pursuant to Section 3.08(g).

(i)                 Enforcement of Earn-Out Covenant. The right and power to enforce this Section 3.08 against Parent shall reside entirely with the Stockholder Representative (on behalf of the Equityholders), and none of the Equityholders shall be entitled to bring, commence, continue or prosecute any claim, legal action or proceeding under, in relation to, arising out of or in connection with a breach of this Section 3.08 or otherwise claiming that after the Effective Time Parent has not complied with this Section 3.08.

(j)                 No Equityholder shall assign its interest in the Earn-Out Consideration to any Person without first notifying Parent and the Stockholder Representative of such transfer and the Aggregate Closing Payment Schedule shall be revised to reflect such permitted transfer and shall record the name of the transferee.

3.09          Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Payments Administrator shall transfer in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such amount of cash constituting the portion of the Per Share Merger Consideration payable to such holder with respect to such lost, stolen or destroyed Certificates, as provided for in the Payments Administrator Agreement; provided, however, that the Payments Administrator may, in its discretion and as a condition precedent to the issuance thereof, require the Person who is the owner of such lost, stolen or destroyed Certificates to provide an indemnification agreement in a form and substance reasonably acceptable to the Payments Administrator against Parent or the Payments Administrator with respect to the Certificates alleged to have been lost, stolen or destroyed and, if required by the Payments Administrator in its sole discretion, the posting of a bond in customary amount and terms (including with respect to the surety for such bond).

3.10          No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any Per Share Merger Consideration.

3.11          Withholding Rights. Parent shall be entitled to deduct and withhold from any amounts payable to any Equityholder under this Agreement such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. Other than with respect to any withholding requirement arising out of a change in Law or facts occurring after the date that is five (5) Business Days prior to the Closing Date, Parent shall provide written notice of intent to withhold to such Equityholder at least five (5) Business Days prior to such withholding and afford such Equityholder the opportunity to reduce or eliminate such deduction or withholding. The Parties shall cooperate in good faith to reduce or eliminate any such deduction or withholding. To the extent that such amounts are so withheld and timely paid over to or deposited with the relevant Tax Authority by Parent in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Equityholder in respect to which such deduction and withholding was made.

Article IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof (except for any representation or warranty that is expressly made as of a specified date, in which case the Company hereby represents and warrants to Parent and Merger Sub as of such specified date), except as disclosed in the corresponding sections or subsections of the Company Disclosure Schedule, as follows:

4.01          Organization; Qualification. The Company (a) is a corporation, duly incorporated, validly existing and in good standing under the Applicable Laws of the State of Delaware and (b) has all requisite corporate power and authority to conduct its business as now being conducted and to own, lease and operate its Properties. The Company is duly qualified or licensed to do business in each jurisdiction listed in Section 4.01 of the Company Disclosure Schedule, which constitute all jurisdictions in which the ownership or operation of its Properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect. The Company has Made Available to Parent true and complete copies of the Organizational Documents of the Company, each of which are in full force and effect.

4.02          Capitalization.

(a)               As of January 3, 2020, the authorized stock of the Company consists solely of (i) 22,000,000 shares of Company Common Stock, of which 6,570,944 such shares are issued and outstanding; and (ii) 15,311,557 shares of Company Preferred Stock, of which 12,813,501 such shares are issued and outstanding, consisting of (i) 3,311,557 shares of Series A Preferred Stock, (ii) 2,000,000 shares of Series B Preferred Stock, (iii) 2,448,500 shares of Series C Preferred Stock, (iv) 3,057,724 shares of Series D Preferred Stock, (v) 1,111,112 shares of Series E Preferred Stock and (vi) 884,608 shares of Series F Preferred Stock. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive or similar rights of any kind. As of January 3, 2020, other than 415,435 shares of Company Common Stock reserved for issuance under the Stock Plans, with respect to which 280,295 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options, the Company has no shares of Company Common Stock reserved for issuance. As of the date of this Agreement, the Company Common Stock and the Company Preferred Stock are held by the Persons with the addresses and in the amounts set forth in Section 4.02(a)(i) of the Company Disclosure Schedule. Except as permitted by Section 6.02 or as provided in the Company’s Organizational Documents, no Person has as of the date of this Agreement or will have as of or following the Effective Time any right to acquire from the Company any shares of Company Common Stock, Company Preferred Stock, Company Options, or other Equity Interests of the Company. The Aggregate Closing Payment Schedule, when delivered in accordance with Section 3.06, will contain a true and correct calculation of the respective amounts of the Aggregate Closing Amount to be paid in accordance with this Agreement to each holder of shares of the Company’s outstanding Company Common Stock, Company Preferred Stock, Company Options, Company Warrants and any other equity securities of the Company and will set forth the amounts required to be paid to each such holder in accordance with the Company’s Organizational Documents (as applicable) and the Stock Plans. Except as set forth in the Aggregate Closing Payment Schedule, no Person is entitled to receive any portion of the Aggregate Closing Amount.

(b)               Except as described in Section 4.02(a), as of the date of this Agreement, there are no other issued and outstanding shares of Company Capital Stock and no outstanding subscriptions, options, warrants, calls, rights, convertible securities, proxy or stockholder agreements or other Contracts or other understandings of any character obligating the Company to issue, transfer, sell, repurchase or redeem any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Stock Plans or pursuant to the Company Warrants. The Company has no treasury shares. All of the shares of Company Capital Stock were offered and sold in compliance with Applicable Laws and the Organizational Documents of the Company, including agreements in respect of the Company Warrants. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter submitted to the Stockholders or as a separate class of holders of capital stock. There are no declared but unpaid dividends in respect of the Company Capital Stock.

(c)               Section 4.02(c) of the Company Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Options and Company Warrants as of the date of this Agreement, setting forth the number of shares of Company Common Stock subject to each Company Option and the holder, grant date, vesting schedule (including whether the vesting will be accelerated by (i) the execution of this Agreement or consummation of the transactions contemplated by this Agreement or (ii) the termination of employment following the Effective Time, or both (i) and (ii) together) with respect to each Company Option and Company Warrant and the exercise price with respect to each Company Option, as applicable.

(d)               Each Company Option (1) was granted in compliance in all material respects with all Applicable Laws and all of the terms and conditions of the Stock Plans, (2) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (3) has a grant date on or following the date on which the Company’s board of directors or compensation committee actually awarded such Company Option, (4) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s financial reports, respectively and (5) does not trigger any liability for the holder thereof under Section 409A of the Code.

(e)               The Company is not a party or subject to any agreement or understanding which affects or relates to the ownership, voting, dividend rights or giving of support agreements with respect to any Equity Interest in the Company or by a director of the Company.

(f)                Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(g)               The Stockholder Representative is wholly owned by, and the sole director and officer thereof is, Martin J. Hernon. The Stockholder Representative does not have any employees.

4.03          Authority; Enforceability.

(a)               The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate action, subject only to obtaining the affirmative vote of (i) a majority of the outstanding shares of Company Capital Stock, voting together as a single class, and (ii) a majority in interest of the outstanding shares of the Series B Preferred Stock, voting separately as a single class, in each case, to adopt this Agreement (the “Required Stockholder Approval”). This Agreement has been (and each other Transaction Document to be executed by the Company at or prior to Closing will be) duly and validly executed and delivered by the Company and, assuming the Required Stockholder Approval is obtained, constitutes (and each other Transaction Document to be executed by the Company at or prior to Closing will constitute) the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles (the “Enforceability Exceptions”).

(b)               The Required Stockholder Approval is the only approval of the holders of Company Capital Stock required to approve this Agreement and the Merger under the Company’s Organizational Documents and Applicable Laws, and no other corporate proceedings by the Company are necessary to authorize this Agreement or the transactions contemplated hereby, other than the filing of the Certificate of Merger. No “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation or any provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Merger or the other transactions contemplated by this Agreement.

(c)               The Company’s board of directors has (i) determined that the Merger, upon the terms and subject to the conditions set forth herein, is in the best interests of the holders of the Company Capital Stock, (ii) approved this Agreement and the transactions contemplated hereby, and declared their advisability and (iii) recommended the adoption of this Agreement to the Stockholders entitled to vote thereon (the “Board Recommendation”) in accordance in all respects with the Company’s Organizational Documents, Applicable Law and its fiduciary duties.

4.04          No Conflicts; Consents and Approvals. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party do not, and the performance by the Company of its obligations under this Agreement and the other Transaction Documents to which the Company is a party will not:

(a)               conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of the Company;

(b)               require the consent, notice or other action by any Person under, or result in a violation of or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time or both) any Contract or other understandings to which the Company is a party, except for (i) any such violations or defaults (or rights of termination, cancellation or acceleration) which would not reasonably be expected to be material to the Company, individually or taken as a whole and (ii) approvals required as a result of the business activities of Parent and its Affiliates;

(c)               (i) conflict with, violate or breach any term or provision of any Applicable Laws applicable to the Company, except as would not reasonably be expected to be material to the Company, taken as a whole, or (ii) require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, under any Applicable Laws, the Required Stockholder Approval and the filing of the Certificate of Merger; or

(d)               result in the creation or imposition of any material Lien other than Permitted Liens on any asset of the Company.

4.05          No Subsidiaries; No Repurchase Obligations.

(a)               The Company does not have any Subsidiaries and does not, directly or indirectly, own any interest in any other Person.

(b)               Except as provided herein, there are no (i) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or (ii) outstanding obligations of the Company to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any other Person.

4.06          Financial Statements.

(a)               Set forth in Section 4.06(a)(i) of the Company Disclosure Schedule are true and complete copies of the following financial statements: balance sheets and statements of operations and cash flows of the Company as at September 30, 2019 on an unaudited basis (the “YTD Financial Statements”), and for each of the three years in the period ended December 31, 2018 on an audited basis (the “Audited Financial Statements” and, together with the YTD Financial Statements, the “Financial Statements”). Except as described in Section 4.06(a) of the Company Disclosure Schedule, the Financial Statements are correct and complete in all material respects, were prepared in accordance with GAAP and fairly present in all material respects the financial condition, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods covered thereby, except that the YTD Financial Statements may be subject to normal year-end adjustments (the effect of which will not be material, whether individually or in the aggregate) and may not contain the footnotes required by GAAP (which if presented would not differ materially from those presented in the Audited Financial Statements of the year ended December 31, 2018).

(b)               All accounts, books, ledgers and records of the Company are complete and correct in all material respects, have been maintained in a consistent manner and have recorded therein the results of operations and the assets and liabilities of the Company in all material respects. The Company maintains a system of accounting and internal controls that provides reasonable assurance that financial transactions are executed in accordance with the authorization of management. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls over financial reporting of the Company that would reasonably be expected to affect their ability to record, process, summarize and report financial information in all material respects, and there has been no written, or, to the Knowledge of the Company, other complaint, allegation or claim with respect to the accounting or auditing practices, procedures, methodologies or methods of internal controls over financial reporting of the Company.

(c)               Section 4.06(c) of the Company Disclosure Schedule sets forth a list of the Indebtedness of the Company as of the date hereof, including, for each item of Indebtedness, the agreement governing the Indebtedness and the interest rate, maturity date, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.

4.07          Liabilities. Except for (a) liabilities specifically reflected and adequately reserved against in the YTD Financial Statements, (b) liabilities incurred since the date of the YTD Financial Statements in the Ordinary Course of Business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation), (c) Transaction Expenses or (d) liabilities reflected in the calculation of the Indebtedness or Working Capital Difference, there are no liabilities or obligations of the Company of the type that would be required to be disclosed or reserved against in a balance sheet prepared in accordance with GAAP.

4.08          Absence of Certain Changes.

(a)               Since December 31, 2018, there has not been:

(i)                 any resignation or termination of any officer of the Company, and to the Company’s Knowledge there are no impending resignations or terminations of employment of any officer or Key Employee;

(ii)              any labor organization activity related to the Company;

(iii)            any sale, assignment, transfer, exclusive license or other exclusive grant of any Intellectual Property Rights or other intangible assets;

(iv)             any non-exclusive license or other non-exclusive grant of any Intellectual Property Rights or other intangible assets, other than in the Ordinary Course of Business;

(v)               any modification to any Material Contract outside of the Ordinary Course of Business;

(vi)             any material change, except in the Ordinary Course of Business or otherwise not reflected in the YTD Financial Statements, in the contingent obligations of the Company by way of guaranty, endorsement, indemnity or warranty;

(vii)          any waiver by the Company of a right or of a debt owed to it;

(viii)        any change in any compensation arrangement or agreement with any employee, officer or director, other than in connection with the Company’s annual reviews in the Ordinary Course of Business;

(ix)             any incurrence of any material indebtedness for borrowed money by the Company and the Company has not guaranteed such indebtedness of another Person or issued or sold any debt securities or warrants or other rights to acquire any debt security of the Company;

(x)               any material change in any method of accounting or accounting practices by the Company, except in so far as was required by a change in GAAP;

(xi)             any making, changing or rescinding of any material election in respect of Taxes by the Company or changing of any method of Tax accounting by the Company; or

(xii)          any arrangement or commitment by the Company regarding any of the matters described in subsections (i) through (xi) above that is not disclosed in response to subsections (i) through (xi).

(b)               Since December 31, 2018, there has not been any state of facts, changes, development, event, effect, condition or occurrence that, individually or in the aggregate with all other facts, changes, developments, events, effects, conditions and occurrences, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

4.09          Legal Proceedings.

(a)               As of the date hereof, (i) (A) there is no Action or Order and (B) the Company has not received in writing notice of any investigation that is pending or threatened, in each case, against the Company that would affect or bind the Company or any of its assets or Properties, and (ii) to the Company’s Knowledge, there is no Action, Order, investigation or review pending or threatened by a Governmental Authority with respect to the Company.

(b)               To the Company’s Knowledge, there is no material Action or investigation of any nature pending or threatened in writing against any current or former director of the Company (in their capacities as such or relating to their employment, services or relationship with the Company).

4.10          Compliance with Applicable Laws.

(a)               The Company is, and the business of the Company is being conducted, and during the past three (3) years has been and, to the Company’s Knowledge, during the three (3) year period preceding the date three (3) years prior to the date of this Agreement, has been, in compliance in all material respects with all Applicable Laws. The Company holds all material Governmental Approvals necessary for the Company to own, lease and operate its Properties and to carry on its business as currently conducted in each of the jurisdictions where such business is conducted, and all such Governmental Approvals are in full force and effect. During the past three (3) years there has not, and, to the Company’s Knowledge, during the three (3) year period preceding the date three (3) years prior to the date of this Agreement, there has not occurred any material breach of or material default under (with or without notice, lapse of time or both) any such material Governmental Approval, and the Company has not received any written notice (including through any Action or investigation) of any such breach or default.

(b)               The Company has not, and no director, officer, employee or, to the Knowledge of the Company, agent or other Person acting for or on behalf of the Company has,: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or violated any provision of applicable Anti-Corruption Laws or (iii) taken any action that would constitute a violation of applicable Anti-Corruption Laws. No director, officer, employee, agent or other Person acting for or on behalf of the Company, to the Knowledge of the Company, has established or maintained any fund or asset that has not been recorded in the books and records of the Company.

(c)               The Company does not maintain or conduct, and has not maintained or conducted, any business, investment, operation or other activity in or with: (i) any country or person targeted by any of the economic sanctions of the United States of America administered by the United States Treasury Department’s Office of Foreign Assets Control; (ii) any person appearing on the list of Specially Designated Nationals and Blocked Persons issued by United States Treasury Department’s Office of Foreign Assets Control; or (iii) any country or person designated by the United States Secretary of the Treasury pursuant to the USA PATRIOT Act as being of “primary money laundering concern”.

4.11          Material Contracts.

(a)               Section 4.11(a) of the Company Disclosure Schedule sets forth a true, complete and accurate list of all Material Contracts in effect as of the date hereof. “Material Contracts” means:

(i)                 any Contract pursuant to which the Company is liable for any Indebtedness, except for Company Plans;

(ii)              any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $10,000 per annum;

(iii)            any partnership, joint venture or similar Contract relating to any Person that is not wholly owned by the Company;

(iv)             other than any Immaterial Revenue Agreement, any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or any Contract that involves the payment of royalties to any other Person, in each case that (A) involves payments by the Company in excess of $10,000 in the twelve (12)-month period ended September 30, 2019, or (B) expressly, or to the reasonable belief of those having Knowledge of the Company, requires payments by the Company in excess of $10,000 during any twelve (12)-month period between September 30, 2019 and September 30, 2021;

(v)               any Contract for the purchase or sale of real property or any option to purchase or sell real property by the Company;

(vi)             any Contract relating to the acquisition or disposition by the Company of any business, a material amount of stock or assets of any Person or business having a fair value in excess of $50,000 or all or substantially all of the assets of any Person or business (whether by merger, sale of stock, sale of assets, license or otherwise) or any Contract pursuant to which it has any material ownership interest in another Person;

(vii)          other than any Immaterial Revenue Agreement, any Contract which (A) expressly, or to the reasonable belief of those having Knowledge of the Company, requires payments by the Company in excess of $15,000 in any twelve (12) period between September 30, 2019 and September 30, 2021, or (B) or pursuant to which the Company made payments in excess of $15,000 in the twelve (12)-month period ended September 30, 2019, other than purchase orders, Company Plans or other Contracts that are terminable by the Company on thirty (30) days’ notice or less without obligation to make any material payment;

(viii)        any Contract that contains any (A) “most favored nation” or similar provision in favor of a Person other than the Company, (B) provision expressly requiring the Company to purchase goods or services exclusively from, or distribute or resell goods or services exclusively through, another Person, or (C) express restriction on the ability of the Company or any of its Affiliates (whether before or after the Closing) to compete or undertake business in any business market or geographic area;

(ix)             any employment agreement binding on the Company that is not terminable at will or that contains any severance or termination pay or other compensatory obligations in connection with a termination of employment other than (A) accrued payment obligations for services rendered prior to the Termination Date and (B) relocation expense reimbursement in amounts less than $25,000, except as mandated by local law;

(x)               any contract, letter or other agreement providing for payment by the Company of more than $25,000 annually which provides for any consulting or advising role of any Person in respect of the business of the Company;

(xi)             any Contract between the Company, on the one hand, and any of its Affiliates, on the other hand, that is material to the operation of the business of the Company, as applicable, and is not listed in response to another item of this Section 4.11 or as a Company Plan;

(xii)          any Contract that results in any Person holding a power of attorney from the Company (other than those granted to payroll providers, tax filing professionals, lawyers or law firms for administrative matters in the Ordinary Course of Business);

(xiii)        any Contract that provides for the indemnification of any Person other than Contracts entered into in the Ordinary Course of Business and Contracts the primary purpose of which do not relate to taxes or environmental liabilities of any Person;

(xiv)         any Contract that relates principally to the advertising or promotion of the business or operations of the Company;

(xv)           any Contract that requires the consent of a Governmental Authority as a result of the transactions contemplated by this Agreement;

(xvi)         any agreement with any Key International Distributor, any Key Domestic Distributor, any Key Customer or Key Supplier;

(xvii)      any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to market, refer or sell the Company’s products or services to any other Person that individually represented more than $100,000 in total recognized revenue during the twelve (12) month period ended September 30, 2019 (the “Key Revenue Agreements”) (provided that any Contract that is not listed on Section 4.11(a)(xvii) of the Company Disclosure Schedule shall not be considered a Material Contract for any purposes under this Agreement and shall not be required to be listed on the Company Disclosure Schedule);

(xviii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or otherwise seeking to influence or exercise control over the Company;

(xix)         any settlement agreement with respect to any Action or investigation;

(xx)           any Contract primarily related to privacy and data protection, including any Contract for the collection, use, disclosure, storage, transfer or disposal of Personal Data, in respect of the business of the Company; and

(xxi)         any Contract pursuant to which the Company has (A) granted to any Person a license, covenant not to sue, option or other right with respect to or under any Company IP, other than non-exclusive licenses granted in the Ordinary Course of Business to the Company’s customers, suppliers, distributors and contractors; or (B) been granted by any Person a license, covenant not to sue, option or other right with respect to any Intellectual Property Rights, other than non-exclusive licenses to off-the-shelf, unmodified, commercially available software with annual payments no greater than $15,000.

(b)               The Company has Made Available to Parent true, complete and accurate copies of all Material Contracts.

(c)               Each of the Material Contracts constitutes a legal, valid and binding obligation of the Company and, to the Company’s Knowledge, of the other parties thereto, except as limited by the Enforceability Exceptions. The Company is not in material breach of or in material default under any Material Contract, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a material default or material breach by the Company under any Material Contract. Prior to the date of this Agreement, the Company has not received any written notice of any such material default or material breach (other than notices of matters that have been resolved prior to the date hereof without material liability to the Company), and, to the Company’s Knowledge, there does not exist any material default or material breach, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a material default or material breach under any Material Contract by any party thereto other than the Company.

4.12          Taxes.

(a)               The Company (A) has duly and timely filed (taking into account any valid extension of time within which to file) all income Tax and material other Tax Returns required to be filed by it with the appropriate Tax Authority and all such filed Tax Returns are complete and accurate in all material respects; (B) has duly and timely paid all material Taxes that have become due (whether or not shown on any Tax Returns) and, with respect to material Taxes not yet due, has accrued such Taxes as current liabilities on the consolidated balance sheet included in the YTD Financial Statements if required by GAAP; and (C) has withheld and timely paid to the appropriate Tax Authorities all material Taxes required to have been withheld and complied with related reporting requirements in all material respects.

(b)               No issues that have been raised by the relevant Tax Authority in connection with any examination of any Tax Return referred to in clause (a) above are currently pending. No Tax Return of the Company is currently being examined by any Tax Authority, nor has the Company received any written notice from a Tax Authority that it intends to conduct any such examinations. All deficiencies asserted or assessments made, if any, as a result of any such Tax examinations have been paid in full, settled or withdrawn. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company. No written power of attorney has been granted with respect to any matter relating to the Taxes of the Company which will be in force for any taxable period beginning after the Closing Date or for any Straddle Period.

(c)               The Company has Made Available to Parent true and complete copies of (A) all income and other material Tax Returns filed by the Company with respect to taxable periods ending on and after December 31, 2016, and (B) all private letter ruling requests, closing agreements or gain recognition agreements with a Tax Authority with respect to Taxes requested or executed.

(d)               The Company is not a party to any Contract providing for allocation, sharing or indemnification with respect to Taxes (other than a Contract not primarily related to Taxes which was entered into in the Ordinary Course of Business, including without limitation credit or loan agreements, vendor agreements, purchase and sale agreements and leases).

(e)               No written claim has been made within the last three (3) years by a Tax Authority in a jurisdiction where the Company does not file Tax Returns such that it is subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(f)                The Company (A) has not engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under any similar provision of state, local or foreign Law, (B) has not ever been a member of any consolidated, combined, unitary or similar Tax group, (C) has not been granted any extension, or waived the statute of limitations, for the assessment or collection of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business), which extension or waiver is still in force, or (D) is not subject to any private letter ruling of the IRS or comparable rulings of other Tax Authorities.

(g)               The Company will not be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing as a result of any closing agreement entered into prior to the Closing with any Tax Authority, installment sale or open transaction entered into prior to the Closing, any accounting method change made prior to the Closing, any prepaid amount received on or prior to the Closing Date, the application of Section 965 of the Code, any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing with respect to any taxable period ending on or prior to the Closing Date, or any transferee or successor liability for the Taxes of any other Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or otherwise.

(h)               The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-deferred treatment under Section 355 of the Code.

(i)                 The Company is not a “United States shareholder” of any foreign corporation, within the meaning of Section 951(b) of the Code.

4.13          Employee Matters.

(a)               Section 4.13(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Plan. For purposes of this Agreement, “Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company. Company Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind. No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company who reside or work outside of the United States.

(b)               With respect to each Company Plan, the Company has Made Available to Parent, to the extent applicable, accurate and complete copies of (i) the Company Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, and (iv) all material correspondence to or from any Governmental Authority received in the last three (3) years with respect to any Company Plan. With respect to each Company Plan that is an ERISA Plan, the Company has Made Available to Parent, to the extent applicable, accurate and complete copies of (1) the most recent summary plan description together with any summaries of all material modifications thereto, (2) the most recent IRS determination or opinion letter, and (3) the most recent annual report (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(c)               (i) Each Company Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), has been established, operated and administered in material compliance with its terms and Applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions or other amounts payable by the Company with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or served, or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company.

(d)               Each Company Plan that is an ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter from the Internal Revenue Service as to its qualification under Section 401(a) of the Code and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Company Plan. With respect to any Company Plan that is an ERISA Plan, the Company has not engaged in a transaction in connection with which the Company reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(e)               Neither the Company nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan within the last six (6) years. No Company Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code.

(f)                Except as required by Applicable Laws, no Company Plan provides retiree or post-employment medical, disability or life insurance benefits to any Person (other than for continuation coverage required under Section 4980B(f) of the Code or similar state Law).

(g)               Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in all material respects in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the Internal Revenue Service provided thereunder.

(h)               Neither the execution and delivery of this Agreement, approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (1) entitle any current or former employee, director, officer or independent contractor of the Company to severance pay or any material increase in severance pay, (2) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (3) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, or (4) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(i)                 Neither the execution and delivery of this Agreement, approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)                 The Company has no obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

4.14          Labor Matters.

(a)               Section 4.14(a) of the Company Disclosure Schedule sets forth, with respect to each current employee of the Company, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, sick, family or other leave: (i) the name of such employee and the date as of which such employee was originally hired by the Company, and whether the employee is on an active or inactive status, (ii) such employee’s title, (iii) such employee’s annualized compensation as of January 3, 2020, including base salary, vacation and paid time off accrual amounts, and target bonus and commission amounts (if any), (iv) such employee’s severance entitlement (if any), (v) whether such employee is not fully available to perform work because of a qualified disability or other leave and, if applicable, the type of leave (e.g., disability, workers’ compensation, family or other leave protected by Applicable Laws) and the anticipated date of return to full service, (vi) the facility at which such employee is located and (vii) whether such employee is classified as exempt or non-exempt under the Fair Labor Standards Act (as applicable).

(b)               As of the date hereof, the Company is not a party to any collective bargaining agreement or other agreement with a labor union or like organization, and, to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor unions or like organizations, to organize any employees of the Company. As of the date hereof, (i) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (ii) there is no unfair labor practice charge against the Company pending before the National Labor Relations Board or comparable labor relations authority, and (iii) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company.

(c)               The Company is in compliance in all material respects with all Applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, sexual harassment, plant closings, and wages and hours. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(d)               There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company in any forum by or on behalf of any present or former employee of the Company, any applicant for employment or classes of employees or applicants for employment alleging breach of any express or implied employment contract, violation of any Applicable Laws governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company in connection with the employment relationship.

(e)               The Company has no direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer, except as would not, when taken as a whole, reasonably be expected to be material to the Company, and the Company has not received any written notice and has no Knowledge of any pending or threatened claim by any Person who is performing or has performed services for the Company that he/she is or was misclassified for such purposes.

4.15          Insurance. Section 4.15(i) of the Company Disclosure Schedule contains a true and complete list of all material insurance policies (other than any insurance policies that are Company Plans) currently in effect as of the date hereof that insure the business, operations, employees and Properties of the Company. Each such material insurance policy is in full force and effect and is valid and binding, and no premiums due under any such insurance policies have not been paid. The Company has not received any written notice of cancellation or termination in respect of any such policy or is in default under any such policy in any material respect. Section 4.15(ii) of the Company Disclosure Schedule sets forth a true and complete description of (a) all current and open or known claims relating to the Company under such policies and (b) all claims made under such policies with respect to any claims, individually, in excess of $25,000 relating to the Company with respect to its business during the preceding three (3) years. During the preceding three (3) years, the Company has not settled any Action or investigation for an amount in excess of insured limits.

4.16          Intellectual Property.

(a)               Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company IP that is issued by, registered with, or the subject of a pending application before any Governmental Authority or Internet domain name registrar, as applicable (the “Scheduled Company IP”), indicating for each such item the record owner or registrant, registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an Internet domain name, the applicable domain name registrar). The Company IP is in existence and, to the Knowledge of the Company, the issued patents, registered Copyrights and registered Trademarks that are included in the Scheduled Company IP are valid and enforceable.

(b)               There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or, to the Knowledge of the Company, threatened with respect to any Company IP. The Company has complied in all material respects with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all applications and other filings with respect to any Company IP, as applicable, filed by or on behalf of the Company, and has made no material misrepresentation in such applications.

(c)               The Company is the sole and exclusive owner of all Company IP owned by or purported to be owned by the Company, free and clear of all Liens other than Permitted Liens. The Company owns, or has valid and sufficient rights pursuant to a written and enforceable agreement to use, all Intellectual Property Rights used in or necessary for the conduct of the business of the Company, as currently conducted, all of which rights shall continue in effect unchanged immediately after the consummation of the transactions contemplated by this Agreement.

(d)               None of (i) the conduct of the business of the Company or (ii) the development, use, import, sale, offer for sale, commercialization or other exploitation of any Company Products Infringes or has Infringed the Intellectual Property Rights of any Person in the prior six (6) years. To the Knowledge of the Company, no Person is Infringing, or has within the prior six (6) years Infringed, any Company IP. The Company has not, within the prior six (6) years, asserted any claim, notice, invitation to license or similar communication against any Person alleging any Infringement of any Company IP.

(e)               The Company has not received in the prior six (6) years any written claim, notice, invitation to license or similar written communication (i) contesting or challenging the use of any Intellectual Property Rights, or the scope, validity, enforceability or ownership of any Company IP, or (ii) relating to the actual or alleged Infringement of any Intellectual Property Rights of any third Person. The Company IP is not subject to any Order or any Contract adversely affecting, as applicable, the ownership, scope, validity or enforceability of, or the Company’s use of or rights to, such Company IP. There is no Action that affects or binds the Company, the Company has not received in writing notice of any investigation that is pending or threatened and, to the Company’s Knowledge, there is no Action, Order or investigation pending or threatened against the Company that, in each case, seeks to cancel, limit or challenge, as applicable, the ownership, use, scope, validity or enforceability of any Company IP.

(f)                Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, under any Contract to which the Company is bound, result in (i) Parent or the Company being bound by or subject to any obligation to grant any license, covenant not to assert, or other right with respect to its respective Intellectual Property Rights that Parent or the Company would not have been bound by or subject to but for the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) the Company being obligated to pay any royalties, honoraria, fees or other payments to any Person, with respect to Intellectual Property Rights, at a rate in excess of the rate at which the Company is obligated to pay such amounts prior to the Closing.

(g)               The Company has obtained, from all Persons (including each current or former employee, officer, director, consultant and contractor) that have contributed to the creation or development of any Intellectual Property Rights for or on behalf of the Company, valid and enforceable written agreements containing irrevocable present assignments to the Company of all such Intellectual Property Rights, and no such Person retains any right, title or interest in or to any such Intellectual Property Rights. No current or former employee, consultant, contractor, officer or director of the Company has excluded any Intellectual Property Rights from any written assignment executed by any such Person in connection with work performed for or on behalf of the Company.

(h)               The Company has taken commercially reasonable measures (including executing written and enforceable non-disclosure agreements with all Persons who have (i) created or developed any subject matter that would be considered a Trade Secret of the Company if the Company had taken commercially reasonable measures to protect the confidentiality of the subject matter or (ii) had access to any material Trade Secrets used by the Company) to protect the confidentiality and value of all Trade Secrets used or held for use by the Company (including all Trade Secrets included in the Company IP).

(i)                 The IT Assets (i) are sufficient for and operate and perform in all material respects as required by the Company to conduct the business of the Company as currently conducted; (ii) have not materially malfunctioned or failed within the prior six (6) years, and (iii) function materially in accordance with all applicable documentation and specifications. The Company has used commercially reasonable efforts, including using commercially available scanning tools, to detect “viruses,” “worms,” “spyware” or other malicious software that may be present in the IT Assets, and, to the Company’s Knowledge, the IT Assets are free of material bugs, “viruses,” “worms,” “spyware” or other malicious software. To the Knowledge of the Company, no Person has gained unauthorized access to or use of any IT Assets or any data or other information stored on or processed by any IT Asset.

(j)                 No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create or otherwise develop any Company IP, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution obtaining ownership rights in (or options to obtain ownership rights in), licenses to (or options to receive licenses to) or other rights to use or exploit any Company IP.

4.17          Privacy and Data Security.

(a)               The Company’s data, privacy and security practices comply in all material respects, and during the past five (5) years have complied in all material respects, with applicable Data Protection and Security Requirements. The Company has provided all notices and obtained all consents required by Data Protection and Security Requirements and satisfied all other requirements of Data Protection and Security Requirements for their Processing of Personal Data and that are necessary for the conduct of business as currently conducted and in connection with the consummation of the transaction contemplated hereunder. Without limitation, the transactions to be consummated hereunder as of the Closing Date will comply with all applicable Data Protection and Security Requirements.

(b)               The Company has implemented and maintains reasonable and appropriate organizational, physical, administrative and technical measures designed to protect the operation, confidentiality, integrity and security of all of the Company’s confidential and other data and information, in any format, generated or used in the conduct of the business (“Business Data”) and the IT Assets, against unauthorized access, acquisition, interruption, alteration, modification or use. Without limiting the generality of the foregoing, the Company has implemented policies and procedures (i) designed to identify internal and external risks to the security of the Business Data or IT Assets and (ii) has implemented, reasonable and appropriate safeguards designed to control those risks. The Company has not experienced (nor have any third parties acting on the Company’s behalf) any actual or alleged Security Incident, including, without limitation, any “breach” (as defined in 45 C.F.R. Part 164, Subpart D) of unsecured Protected Health Information or of EU Personal Data. The Company has not (nor have any third parties acting on the Company’s behalf) notified, and the Company has not experienced any event resulting in any requirement that the Company notify, any Person or Data Protection Authority of any Security Incident that has resulted in the loss or unauthorized access, use or disclosure of Personal Data, including any loss or unauthorized access, use or disclosure, of EU Personal Data for which notification is required under the GDPR or of Protected Health Information that would constitute a breach for which notification to individuals, the media, or the United States Department of Health and Human Services (“HHS”) is required under 45 C.F.R. Part 164, Subpart D.

(c)               In addition, to the Company’s Knowledge, the Company does not have any data security, information security or other technological vulnerabilities that are materially more significant in number or potential for material impact on Company business operations than are typically present in information technology assets of businesses of similar size in Company’s industry.

(d)               The Company has obligated all third party service providers, outsourcers, and processors of confidential information on their behalf and all third parties managing IT Assets on their behalf to appropriate contractual terms relating to the Processing of Business Data (as applicable and as required by Data Protection and Security Requirements) and information security and have taken reasonable measures to ensure that such third parties have complied with their contractual obligations. Without limiting the generality of the foregoing, the Company has entered into business associate agreements with vendors and customers in all situations where required by 45 C.F.R. §§ 164.502(e) and 164.504(e) or Article 28 of the GDPR. The Company has taken reasonable measures to ensure that all third parties acting on its behalf have complied with their contractual obligations.

(e)               The Company has not received any notice of any claims, investigations (including investigations by any Governmental Authorities, including the HHS Office for Civil Rights and any other Data Protection Authority), for alleged violations of Data Protection and Security Requirements with respect to Personal Data Processed by, or under the control of, Company, and, to the Company’s Knowledge, there are no facts or circumstances that are likely to form the basis for any such claims, investigations or allegations.

4.18          Real Property.

(a)               As of the date hereof, the Company does not own any real property.

(b)               Section 4.18(b) of the Company Disclosure Schedule sets forth as of the date hereof a true and complete list of all material lease and sublease agreements (“Lease Agreements”) for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased or subleased by the Company or otherwise used or occupied by the Company, including all amendments, terminations and modifications thereof (“Leased Real Property”). The Company has Made Available to Parent true and complete copies of all Lease Agreements. Each of the Lease Agreements (other than any Lease Agreement which will terminate or expire by its terms prior to the Closing) constitutes a legal, valid and binding obligation of the Company party thereto and, to the Company’s Knowledge, of the other parties thereto, except as limited by the Enforceability Exceptions. There are no outstanding defaults or events of default under the Lease Agreements. Except for Permitted Liens, there are no Liens with respect to the Company on the Leased Real Property. The Company’s occupancy, use and operation of the Leased Real Property by the Company materially complies with all Applicable Laws. To the Company’s Knowledge, there are no pending or threatened appropriation, condemnation, eminent domain or similar proceedings by any Governmental Authority relating to the Leased Real Property. As of the date hereof, the Company is the tenant or subtenant named under the Lease Agreement for the Leased Real Property and is in possession of the properties purported to be leased or subleased thereunder.

4.19          Personal Property. Except as would not reasonably be expected to be material, the Company (a) owns, leases or licenses from third parties all tangible personal property required to conduct its business in the Ordinary Course of Business, (b) has good and valid title to all tangible personal property owned by it, free and clear of all Liens except for Permitted Liens, and (c) immediately upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use all material tangible personal property which is currently employed by it in the conduct of its business as presently conducted. Except as would not reasonably be expected to be material, such tangible personal property is in reasonable operating condition and reasonably fit for the particular purposes for which it is used (subject only to normal maintenance requirements and reasonable wear and tear). Other than with respect to any Intellectual Property Rights, the representations and warranties related to which are contained solely in Section 4.16, at the Closing, the Company will own, or has a valid and legal right to use, sufficient property, assets and other rights (whether tangible or intangible) to be able to operate and conduct, and to continue to operate and conduct, the business and operations of the Company in the Ordinary Course of Business, without the need for Parent or the Surviving Corporation to acquire or license any other property, assets or other rights, and the Company will have good and valid title to such property, assets and other rights, free and clear of any Liens except Permitted Liens.

4.20          Related-Party Transactions. (a) No Affiliate of the Company (other than the Company) has any Indebtedness for borrowed money owed by it to the Company and (b) the Company has no Indebtedness for borrowed money owed by it to any such Affiliate. Except as expressly required by this Agreement, no Affiliate of the Company is a party to any Contract or other understanding with the Company. Each Contract required to be listed in Section 4.20 of the Company Disclosure Schedule was entered into upon fair and reasonable terms no less favorable to the Company, as the case may be, than it would obtain in a comparable arm’s-length transaction with a Person not an Affiliate.

4.21          Bank Accounts. Section 4.21 of the Company Disclosure Schedule sets forth a true, complete and correct list of each of the bank accounts in the name of the Company, including the title and number of the account, the individuals with signatory authority over such account and the financial institution at which such account is located.

4.22          Customers, Distributors and Suppliers.

(a)               Section 4.22(a) of the Company Disclosure Schedule sets forth the top ten (10) international distributors of the Company (in terms of total transfer pricing), during the twelve (12) month period ended September 30, 2019 (each, a “Key International Distributor”) along with the amount of transfer pricing attributable to each Key International Distributor within such period. None of the other international distributors of the Company individually represented more than $24,134 in total recognized revenue during the twelve (12) month period ended September 30, 2019.

(b)               Section 4.22(b) of the Company Disclosure Schedule sets forth the top thirty-five (35) domestic distributors of the Company (in terms of total commission), during the twelve (12) month period ended September 30, 2019 (each, a “Key Domestic Distributor”) along with the amount of commission attributable to each Key Domestic Distributor within such period. None of the other domestic distributors of the Company individually represented more than $55,363 in total recognized revenue during the twelve (12) month period ended September 30, 2019.

(c)               Section 4.22(c) of the Company Disclosure Schedule sets forth the top twenty-five (25) domestic customers of the Company (in terms of total recognized revenue), during the twelve (12) month period ended September 30, 2019 (each, a “Key Customer”) along with the amount of recognized revenue attributable to each Key Customer within such period. None of the other domestic customers of the Company individually represented more than $89,500 in total recognized revenue during the twelve (12) month period ended September 30, 2019.

(d)               Section 4.22(d) of the Company Disclosure Schedule sets forth the top fifteen (15) suppliers of the Company (in terms of total dollars spent), during the twelve (12) month period ended September 30, 2019 (each, a “Key Supplier”) along with the amount of dollars spent with each Key Supplier within such period.

(e)               As of the date of this Agreement, no Key International Distributor, Key Domestic Distributor, Key Customer or Key Supplier has canceled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company. As of the date of this Agreement, the Company has not received written notice that any Key International Distributor, Key Domestic Distributor, Key Customer or Key Supplier is considering or intends to cancel or otherwise materially and adversely modify its relationship (including, without limitation, by seeking to renegotiate contractual terms) with the Company or limit its purchases from or reduce its sales to, as applicable, the Company.

4.23          Key Revenue Agreements. The amount of total revenue recognized pursuant to the Key Revenue Agreements during the twelve (12) month period ended September 30, 2019 was greater than eighty-five percent (85%) of the amount of total revenue recognized by the Company during such period.

4.24          Condition and Sufficiency of Assets. The Company owns or has the valid right to use under a lease or license of, all the material assets and rights used in the operation of the Company’s business as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such business as currently conducted.

4.25          Compliance with Healthcare Laws

(a)               For the past five (5) years, the Company, and to the Company’s Knowledge, its officers, directors, employees and independent contractors, in their capacity as such, are and have been, in material compliance with all Applicable Laws relating to healthcare regulatory matters (collectively, the “Healthcare Laws”) that are applicable to the business of the Company, including: (i) Laws governing participation in Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and other federal and state healthcare programs defined in 42 U.S.C. § 1320a-7b(f) (collectively, “Federal Healthcare Programs”); (ii) HIPAA; (iii) Laws governing the corporate practice of medicine; (iv) Laws relating to kickbacks and self-referrals, including (A) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (B) the False Claims Act (31 U.S.C. §§ 3729 et seq.), (C) the Beneficiary Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), (D) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), (E) the exclusion Laws (42 U.S.C. § 1320a-7), (F) the civil monetary penalty Laws (42 U.S.C. § 1320a-7a), (G) the Stark Law (42 U.S.C. § 1395nn), (H) the federal Sunshine Act (42 U.S.C. § 1320a-7h) and (I) any other Applicable Laws imposed or enforced by HHS; and (v) any similar federal, state or local Laws.

(b)               Without limiting the generality of the foregoing, for the past five (5) years, none of the Company, or, to the Knowledge of the Company, any officer, director, managing employee, agent (as those terms are defined in 42 C.F.R. § 1001.1001) or healthcare professional of the Company: (i) is or has been a party to a corporate integrity agreement or Certificate of Compliance Agreement with the Office of Inspector General (“OIG”) or similar government-mandated compliance program; (ii) has any continuing material reporting obligations pursuant to a settlement agreement or other remedial measure entered into with any Governmental Authority; (iii) has been served with or received any search warrants, subpoenas or civil investigative demands of which the Company is the subject of such search warrants, subpoenas or civil investigative demands from any Governmental Authority; (iv) has been debarred, excluded or suspended from participation, has received a written notice of their exclusion, suspension or debarment from participation or has been threatened with exclusion, suspension or debarment from participation in any federal or state healthcare program or subject to a formal disciplinary action by any payor or Governmental Authority; (v) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act; (vi) is currently or has been listed on the United States General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been convicted of, or entered into any settlement or reformation agreement with any Governmental Authority to avoid conviction of, any criminal offense relating to the delivery of any item or service under a Federal Healthcare Program or had a civil monetary penalty assessed against them under Section 1128A of the Social Security Act or any regulations promulgated thereunder.

(c)               The Company has adopted a code of ethics and has an operational healthcare compliance program, materially covering and implementing the seven elements of an effective compliance program described in the Compliance Program Guidance published by the HHS OIG, which governs all employees and contractors, including sales representatives and their interactions with healthcare providers.

(d)               As required by applicable Healthcare Laws, the Company has (i) verified that all employees providing clinical services, if any, have valid and current licenses, permits and credentials, (ii) conducted criminal background checks on all applicable employees and independent contractors and (iii) screened all officers, directors, employees and independent contractors using the HHS/OIG List of Excluded Individuals/Entities.

4.26          Medical Device Compliance.

(a)               The Company is currently conducting, and has conducted, its business and operations in compliance in all material respects with all applicable requirements of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., all applicable regulations promulgated by the United States Food and Drug Administration (“FDA”) and all similar laws and regulations issued by any other similar Governmental Authority including those relating to nonclinical research, clinical research, good clinical practices, good laboratory practices, investigational use, premarket notification, premarket approval, establishment registration, device listing, clinical trial registration and reporting, Quality System Regulation, record keeping, labeling, advertising, device importation and exportation, adverse event reporting, recalls, and reporting of corrections and removals, as applicable (collectively, “Medical Device Laws”).

(b)               The Company has not received in the past five (5) years any written notice, Form FDA-483, FDA warning letters or “untitled letters,” from the FDA or any similar notice or letter from any other Governmental Authority alleging or asserting non-compliance with any applicable Medical Device Law or any other communication alleging actual or potential violations of any applicable Medical Device Law. The Company has not entered into any consent decree or order pursuant to any Medical Device Law, and the Company is not a party to any judgment, decree or judicial or administrative order pursuant to any Medical Device Law. There is no Action or, to the Knowledge of the Company, investigation or complaint pending against the Company and the Company has no material liability (whether actual or contingent) for failure to comply with any Medical Device Law. There is no act, omission, event or circumstance that would reasonably be expected to give rise to or lead to any Action, or liability or, to the Knowledge of the Company, any investigation or complaint.

(c)               Each of the Company Products has been and is being designed, researched, developed, investigated, manufactured, tested, packaged, labeled, stored, distributed, promoted, marketed, imported, exported and/or sold in compliance with all applicable requirements under Medical Device Laws. Each of the Company Products is the subject of an appropriate Regulatory Authorization, as required under Medical Device Laws, and duly held by the Company. The Company has obtained and maintained in full force and effect, all necessary Regulatory Authorizations needed for the continuing operation of the Company, as listed in Section 4.26(c) of the Company Disclosure Schedule.

(d)               The Company is and has been for the past five (5) years, in compliance with, and each Company Product has been designed, manufactured, prepared, assembled, packaged, labeled, stored, and processed in compliance with applicable Quality System Regulation.

(e)               The Company has made all notifications, submissions and reports to the FDA and other Governmental Authorities required by applicable Medical Device Law, and all such notifications, submissions and reports were true, complete and correct as of the date of submission to the FDA or other Governmental Authority (or were corrected or supplemented by a subsequent notification, submission or report). The Company has not made any untrue statement of a fact or fraudulent statement to the FDA or other Governmental Authority; failed to disclose a fact required to be disclosed to the FDA or other Governmental Authority; or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Authority to invoke any similar policy.

(f)                With the exception of those items identified in Section 4.26(f) of the Company Disclosure Schedule, none of the Company, or, to the Company’s Knowledge, any of its customers, has undertaken a recall, field correction, removal or withdrawal of any Company Products, nor have any such products been seized, detained, subject to suspension of manufacturing or termination or suspension of marketing. To the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause such recall, field correction, removal, withdrawal, seizure, detention, suspension of manufacturing or termination or suspension of marketing of any Company Product.

(g)               The studies, non-clinical laboratory studies, animal studies, tests, preclinical trials, and clinical trials, if any, conducted by or on behalf of, or (if applicable) sponsored by, the Company were and, to the extent still pending, are being conducted in accordance with experimental protocols, procedures and controls pursuant to, where applicable, standard medical and accepted professional scientific research procedures and standards, and Medical Device Laws (including the applicable requirements of good laboratory practices or good clinical practices, International Conference on Harmonization E6-Good Clinical Practices Consolidated Guideline, FDA regulations, including 21 C.F.R. Parts 50, 54, 56, 58 and 812, and equivalent regulations of other Governmental Authorities). The Company has not received any oral or written notices or correspondence or other communication from an institutional review board, an ethics committee, a data monitoring committee, similar organization overseeing the conduct of clinical or other studies, the FDA, any other Governmental Authority exercising comparable authority, that has ordered or commenced any Action or, to the Company’s Knowledge, investigation to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend, any proposed or ongoing clinical trial conducted by or on behalf of the Company, or, to the Company’s Knowledge, alleged any violation of any Medical Device Laws in connection with any preclinical or clinical studies, trials or tests.

(h)               The Company has Made Available to Parent complete and accurate copies of (i) all material filings, commitments and agreements with the FDA, any EU competent authority or equivalent Governmental Authority relating to any Company Product, (ii) all material correspondence with the FDA, any EU competent authority or equivalent Governmental Authority relating to any Company Product and (iii)  all design history files and technical documentation relating to each Company Product, (iv) all material data, information, results, analyses, publications, and reports relating to any Company Product, including all material information as to the safety and efficacy of the Company Products and all clinical trial protocols, trial statistical analysis plans and published trial results (collectively, the “Material Product and Trial Information”).  The Material Product and Trial Information is a true and correct representation in all material respects of the matters reflected therein. The registration and regulatory files, Regulatory Authorizations, and supporting materials of the Company with respect to the Company Products have been maintained in all material respects in accordance with all Applicable Laws, reasonable industry standards, and the standard operating procedures of the Company.

4.27          Brokers. The Company does not have any liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.28          Stockholders’ Agreement. As of the Effective Time, the Stockholders’ Agreement, dated as of September 5, 2003, has been terminated and is of no further force or effect.

4.29          No Other Representations or Warranties. Except for the representations and warranties of the Company expressly set forth in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company or the transactions contemplated by this Agreement, and the Company hereby disclaims any such other representations or warranties. Without limiting the generality of the foregoing, neither the Company nor any other Person has made or makes any representation or warranty with respect to any financial projections, estimates or budgets of future revenues, future results of operations, future cash flows or future financial condition (or any component of any of the foregoing) of the Company.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as of the date hereof (except for any representation or warranty that is expressly made as of a specified date, in which case Parent and Merger Sub hereby represent and warrant to the Company as of such specified date), as follows:

5.01          Organization; Qualification. Parent (a) is a corporation duly formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization, (b) has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its Properties and (c) holds all material Governmental Approvals required to carry on its business as now being conducted. Merger Sub (i) is a corporation duly formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization, (ii) has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its Properties and (iii) holds all material Governmental Approvals required to carry on its business as now being conducted.

5.02          Authority; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which they are a party, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Documents to which they are a party, and the performance by Parent and Merger Sub of their obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate action by each such party, except for adoption of this Agreement by Parent, as the sole stockholder of Merger Sub, which will be effected by written consent immediately following the execution of this Agreement. This Agreement and each other Transaction Document to which Parent or Merger Sub is a party has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as the same may be limited by the Enforceability Exceptions.

5.03          No Conflicts; Consents and Approvals. The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Documents to which Parent and/or Merger Sub are a party do not, and the performance by Parent and Merger Sub of their obligations under this Agreement and the other Transaction Documents to which Parent or Merger Sub are a party will not:

(a)               conflict with or result in a violation or breach of (i) any of the terms, conditions or provisions of the Organizational Documents of Parent and Merger Sub or (ii) any Order to which Parent or Merger Sub is subject;

(b)               require the consent, notice or other action by any Person under, or result in a violation of or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time or both) any Material Contract to which Parent or Merger Sub is a party; or

(c)               (i) conflict with, violate or breach any term or provision of any Applicable Law applicable to Parent or Merger Sub, or (ii) require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, under any Applicable Law and the filing of the Certificate of Merger.

5.04          Litigation. As of the date hereof, (i) (A) there are no Actions or Orders that affect or bind Parent, Merger Sub or any of their Properties and (B) Parent and Merger Sub has not received in writing notice of any investigation that is pending or threatened, and (ii) to the knowledge of Parent or Merger Sub, there is no Action, Order or investigation pending or threatened, against Parent or Merger Sub, that, for each of clauses (i) and (ii), would reasonably be expected to (x) result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the Merger or (y) adversely affect the performance by Parent or Merger Sub of their obligations under this Agreement and the other Transaction Documents to which Parent or Merger Sub is a party

5.05          Availability of Funds. Parent will have at Closing sufficient funds available for Parent and Merger Sub to consummate the Closing and Parent will, at the applicable times, have sufficient funds available to consummate the other transactions and make the other payments contemplated by this Agreement.

5.06          Merger Sub. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed specifically to consummate the transactions contemplated by this Agreement and has conducted no operations and incurred no obligation or liabilities other than in connection with its formation and the transactions contemplated hereby.

5.07          No Other Representations or Warranties. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article V, neither Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub with respect to Parent or Merger Sub or the transactions contemplated by this Agreement, and Parent and Merger Sub each hereby disclaims any such other representations or warranties.

5.08          Parent’s Investigation and Reliance. Parent is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the transactions contemplated hereby, which investigation, review and analysis were conducted by Parent together with expert advisors, including legal counsel, that it has engaged for such purpose.  Parent acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, with respect to the Company or the transactions contemplated by this Agreement, or as to the accuracy or completeness of any information concerning the Company contained herein or made available in connection with Parent’s investigation of the Company (including any information, documents or materials Made Available to Parent, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement) or otherwise, except as expressly set forth in Article IV, and Parent and its Affiliates and Representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom.  Parent also disclaims any obligation or duty of the Company to make any disclosures of fact not required to be disclosed pursuant to terms of this Agreement.  Parent has not relied and is not relying on, and specifically disclaims that it is relying upon or has relied upon, any statement, representation or warranty, oral or written, express or implied, made or alleged to have been made by the Company or any other Person, except as expressly set forth in Article IV and the Company Disclosure Schedule and by Stockholders in the Support Agreements and Letters of Transmittal.  Parent specifically acknowledges and agrees that the Company has specifically disclaimed and does hereby specifically disclaim any such other statement, representation or warranty made or alleged to have been made by it or any other Person.  Parent acknowledges and agrees that the representations and warranties in Article IV are the result of arm’s length negotiations between sophisticated parties.  Nothing in this Section 5.08 is intended to modify or limit any of the representations or warranties of the Company set forth in Article IV.

Article VI
COVENANTS OF THE PARTIES

6.01          Access by Parent. From and after the date hereof until the earlier of the Closing Date and the termination of this Agreement (the “Interim Period”), the Company will provide Parent and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company and its Properties, books, Contracts and records relating to the Company, but, in each case, only to the extent that such access does not unreasonably interfere with the business and operations of the Company; provided, however, the Company shall not be required to provide any of the foregoing (a) with respect to any information that is subject to attorney-client privilege, to the extent doing so would reasonably be expected to cause such privilege to be waived, or (b) if the Company reasonably determines, after consulting with outside counsel, that such cooperation or access is prohibited by any federal, state or local Applicable Laws. All such access and information obtained as a result of such access shall be subject to the terms and conditions of the Non-Disclosure Agreement.

6.02          Certain Restrictions.

(a)               During the Interim Period, except as set forth in Section 6.02(a) of the Company Disclosure Schedule or unless otherwise contemplated by this Agreement, the Company (w) will operate and maintain its business in the Ordinary Course of Business, (x) will use commercially reasonable efforts to maintain the ordinary and customary relationships of the Company with its suppliers, customers, key employees and others having material business relationships with it, and (y) except as required by Applicable Law, will not take any of the following actions unless either (i) expressly required by this Agreement or (ii) as set forth in Section 6.02(a) of the Company Disclosure Schedule, without Parent’s consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)                 declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or repurchase, redeem or otherwise acquire any outstanding shares of the Company Capital Stock or other securities of, or other ownership interests in, the Company (other than the withholding of shares to satisfy Tax obligations with respect to, or to pay the warrant price or exercise price of, the Company Warrants or the Company Options outstanding as of the date of this Agreement in accordance with the applicable Company Warrant or the Stock Plans and applicable employee award agreements as in effect on the date of this Agreement or the repurchase of shares of capital stock from existing stockholders of the Company pursuant to the Company’s right of first refusal);

(ii)              transfer, issue, sell or dispose of any shares of Company Capital Stock or other Equity Interests of the Company (other than the issuance of shares in connection with the exercise of Company Warrants or Company Options or the conversion of Company Preferred Stock outstanding as of the date of this Agreement in accordance with, as applicable, the Charter, the applicable Company Warrant or Stock Plans and applicable employee award agreements as in effect on the date of this Agreement) or grant Equity Interests of the Company;

(iii)            amend its Organizational Documents or undertake, declare or effect any recapitalization, reclassification, reorganization, stock split, liquidation, dissolution or winding up;

(iv)             take any action that would result in the Company having any Subsidiaries;

(v)               acquire, dispose, exchange or lease to any other Person any real property or other material Properties of the Company or incur any Liens or permit any Liens to be imposed on any Property of the Company other than Permitted Liens, other than entry into non-exclusive licenses in the Ordinary Course of Business;

(vi)             enter into, amend, modify or terminate (partially or completely) any (A) Material Contract, (B) Contract that would constitute a Material Contract if entered into prior to the date of this Agreement, or (C) Contract with a Key Customer or material supplier, except, in each case of (A), (B) and (C), in the Ordinary Course of Business;

(vii)          incur any Indebtedness other than Current Income Tax Liability;

(viii)        make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money (other than routine advancement of expenses or commissions to directors, officers, consultants or employees in the Ordinary Course of Business);

(ix)             merge, fail to maintain its legal existence or consolidate with any other Person, or acquire capital stock or assets of any other Person or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(x)               change the Company’s methods of accounting, except to the extent required by changes in GAAP;

(xi)             (A) make (outside the Ordinary Course of Business), change or rescind any material Tax election; (B) settle or compromise any claim, audit, assessment or dispute relating to Taxes in excess of the amount reserved with respect thereto in the YTD Financial Statements; (C) file any material amended Tax Return; (D) make any change in any material method of Tax accounting or material Tax accounting periods; (E) knowingly surrender any claim for a refund of Taxes; (F) enter into any closing agreement with a Tax Authority relating to any Tax; (G) file any material Tax Return except as in accordance with past practice; or (H) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business);

(xii)          make or enter into any commitment for any capital expenditures outside the Ordinary Course of Business;

(xiii)        commence any lawsuit or legal proceedings or pay or agree to pay in settlement or compromise of any suits or claims of liability against the Company;

(xiv)         grant, extend, waive or modify any material rights in or to, or sell, assign, lease, license, transfer, let lapse, abandon or otherwise dispose of, any material Properties of the Company (including any Company IP), other than grant non-exclusive licenses in the Ordinary Course of Business;

(xv)           disclose to any third party, other than representatives of Parent or under a written and enforceable confidentiality agreement, any Trade Secrets included in the Company IP in a way that results in the loss of protection for such Trade Secrets;

(xvi)         except (A) as required under Applicable Laws or (B) to the extent required by any Company Plan, (1) materially increase the compensation or consulting fees, bonus opportunity, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company, (2) become a party to, establish, adopt, amend (other than immaterial amendments in the Ordinary Course of Business that would not increase benefits or costs with respect to such Company Plans by more than a de minimis amount), commence participation in or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement, (3) hire any employee or engage any independent contractor (who is a natural person), except to fill a vacant position in each case with an annual salary or wage rate or consulting fees and target cash bonus opportunity not in excess of $75,000, (4) terminate the employment of any executive officer other than for cause, (5) grant any new equity awards, or amend or modify the terms of any outstanding equity awards under the Stock Plans or any Company Plans, (6) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Plan (other than as otherwise contemplated by this Agreement) or (7) forgive any loans or issue any loans (other than routine advances of expenses or commissions issued in the Ordinary Course of Business) to any of its directors, officers, consultants or employees;

(xvii)      become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xviii)    cancel or terminate any material insurance policy or cause any of the coverage thereunder to lapse (unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies, for premiums at not more than current market rates, are in full force and effect);

(xix)         accelerate the collection of receivables or delay the payment of payables of the Company in a manner inconsistent with the Ordinary Course of Business; or

(xx)           agree or commit to do or engage in any of the foregoing.

(b)               Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the management of the Company shall exercise, consistent with and in accordance with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company.

6.03          Reasonable Best Efforts; Regulatory and Other Approvals.

(a)               Each of Parent, Merger Sub and the Company will, in order to consummate the Merger and the transactions contemplated hereby, (i) take all steps reasonably necessary, and proceed diligently and in good faith and use its reasonable best efforts, as promptly as practicable, to make all required filings required to be made by it with, and to give all required notices to, all applicable Governmental Authorities, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) use its reasonable best efforts and cooperate with each other Party, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VII and Article VIII, and including to execute and deliver such other instruments and to do and perform such other acts and things as may be reasonably necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

(b)               Parent and the Company will provide prompt notification to each other when any such approval referred to in Section 6.03(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.

(c)               In furtherance of the foregoing covenants in this Section 6.03:

(i)                 Each of Parent, Merger Sub and the Company shall prepare, as soon as is practical following the execution of this Agreement, any necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party under any other federal, state or local Applicable Laws. Each such Party shall submit such filings as soon as practicable, but in no event later than ten (10) days (subject to extension by mutual agreement) after the date hereof. The Parties shall request expedited treatment of any such filings, shall promptly furnish each other with copies of any notices, correspondence or other written communication from the relevant Governmental Authority, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings.

(ii)              In connection with their obligations pursuant to this Section 6.03(c), Parent and the Company shall, to the extent permitted by Applicable Laws, (w) keep each other informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case with respect to this Agreement or the transactions contemplated hereby, (x) notify each other of all documents filed with, submitted to or received from any Governmental Authority with respect to this Agreement or the transactions contemplated hereby, (y) furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any such governmental filing or submission hereunder and (z) reasonably cooperate with each other in connection with and in advance of any such filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any Action initiated by a private party. Subject to Applicable Laws relating to the exchange of information, each of Parent and the Company (A) shall have the right to review in advance, and to the extent practicable each will consult with each other with respect to, all information that appears in any filing made with, or written materials submitted to, any Governmental Authority with respect to this Agreement, and (B) shall give the other a reasonable opportunity to attend and participate in meetings and telephone conferences with any such Governmental Authority relating to the foregoing. To the extent permitted by Applicable Law, the Company will not, nor will it permit any of its Representatives to, make any material communications with, or proposals relating to, or enter into, any material understanding, undertaking or agreement with, any Governmental Authority relating to the transactions contemplated by this Agreement without Parent’s prior review and approval.

(iii)            Each Party shall cooperate in good faith with all Governmental Authorities, and undertake promptly any and all actions, consistent with its obligation under this Section 6.03, that are required to complete lawfully the transactions contemplated by this Agreement prior to the Termination Date. Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, either Party or any of its Affiliates, before or after the Closing Date, to agree to (x) sell, hold, divest, license, discontinue or limit any of its or its Affiliates’ assets, businesses, contracts or interests; (y) subject to Section 3.08(h), any conditions relating to, changes in, or restrictions on the operation of any of its or its Affiliates’ assets, businesses, contracts or interests; or (z) any material modification or waiver of the terms and conditions of this Agreement.

6.04          No Solicitation or Negotiation of Alternative Proposals.

(a)               The Company agrees that neither it nor any of the officers and directors of it shall, and that none of its Representatives shall, directly or indirectly: (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; (iii) agree to, approve, endorse, recommend or consummate any Acquisition Proposal; (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement (an “Alternative Acquisition Agreement”); or (v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)               No Change in Recommendation or Alternative Acquisition Agreement. Except to the extent required by the directors’ fiduciary duties prior to the time Written Consents constituting the Required Stockholder Approval have been delivered to Parent, the Company’s board of directors and each committee of the board shall not withhold, withdraw, qualify or modify (or propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Board Recommendation.

(c)               Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal or any fundraising effort, including exploration of or preparation for an initial public offering. The Company also agrees that it will promptly after announcement of this Agreement request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an existing Acquisition Proposal or any fundraising effort to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company.

(d)               Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, or any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material financial terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and material financial terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.05          Required Stockholder Approval. In accordance with Applicable Laws, including Section 228, Section 251(c) and Section 262 of the Delaware Law, and the Company’s Organizational Documents, immediately following the execution of this Agreement and the mailing of the Information Statement, the Company shall seek and shall use its reasonable best efforts to obtain as promptly as practicable, and in any event, by midnight on January 5, 2020, (the “Initial Stockholder Support Delivery Period”) Support Agreements from the Stockholders holding a number of shares of Company Capital Stock sufficient to satisfy the Required Stockholder Approval in lieu of a meeting pursuant to Section 228 of the Delaware Law for the purposes of (a) adopting this Agreement and approving the Merger and (b) acknowledging that the adoption and approvals are irrevocable and result in the waiver of any right of such stockholders to demand appraisal in connection with the Merger pursuant to the Delaware Law. As promptly as practicable and, in any event, prior to the expiration of the Initial Stockholder Support Delivery Period, if Support Agreements sufficient to constitute the Required Stockholder Approval are duly executed and delivered to the Company, the Company shall deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission), certified as correct and complete by an executive officer of the Company.

6.06          Additional Stockholder Consents. After the date of this Agreement and prior to the Effective Time, the Company shall use reasonable best efforts to have Written Consents executed and delivered by Stockholders such that Stockholders holding at least ninety-five percent (95%) of the issued and outstanding shares of Company Capital Stock shall have executed and delivered Written Consents prior to the Closing Date.

6.07          Information Statement. Within five (5) days of the date of this Agreement, the Company shall prepare (with the cooperation of Parent) and mail to each holder of Company Capital Stock an information statement regarding the transactions contemplated by this Agreement, which shall be in a form reasonably acceptable to Parent (as it may be amended or supplemented from time to time, the “Information Statement”). The Information Statement shall constitute an information statement for the Company’s solicitation of consent of the holders of Company Capital Stock with respect to the adoption of this Agreement and the approval of the Merger and a notice of the availability of appraisal rights under Delaware Law and shall include (a) a statement to the effect that the Company’s board of directors had unanimously recommended that the holders of Company Capital Stock vote in favor of the adoption of this Agreement and the approval of the Merger, (b) a statement that adoption of this Agreement shall constitute, among other things, approval by the holders of Company Capital Stock of the Expense Fund by the Stockholder Representative and the withholding of the Special Indemnity Holdback and (c) such other information as Parent and the Company reasonably agree is required or advisable under Applicable Laws to be included therein. The Company shall, with the cooperation of Parent (to the extent reasonably required), prepare any other necessary documentation required or advisable to be provided to holders of Company Capital Stock pursuant to the Delaware Law. None of the information supplied or to be supplied by Parent or the Company for inclusion in the Information Statement or any amendment or supplement thereto will contain, as of the date of the delivery of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.08          Employees; Employee Benefits.

(a)               For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent will, or will cause an Affiliate to, provide to each Continuing Employee for so long as such Continuing Employee remains an employee of Parent or its Affiliates during the Continuation Period (i) base salary or regular hourly wage and target annual cash bonus opportunities that are each no less favorable than the base salary or regular hourly wage and target annual cash bonus opportunities, respectively, provided to such Continuing Employee as of immediately prior to the Effective Time and (ii) retirement and welfare benefits (excluding any defined benefit plan benefits) that are, in the aggregate, substantially comparable to those provided to such Continuing Employee as of immediately prior to the Effective Time. Parent shall honor each Continuing Employee’s accrued, unused vacation balances as of the Closing Date, and allow the Continuing Employees to use such vacation after the Closing Date, in accordance with Parent’s applicable policies.

(b)               Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, and (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made. Parent shall give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of vesting, benefit accrual, level of benefits and eligibility to participate under each applicable Parent benefit plan (which, for the avoidance of doubt, does not include any equity incentive plan), as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)               Prior to the Effective Time, if requested by Parent in writing at least ten (10) Business Days prior to the Effective Time, the Company shall cause the Company’s 401(k) plan to be terminated effective no later than the day immediately prior to the Effective Time. In the event that Parent requests that the Company’s 401(k) plan be terminated, the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) no later than the day immediately preceding the Effective Time.

(d)               Prior to delivering or making any written or oral communications to the directors, officers or employees of the Company pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy summarizing the intended communications for Parent’s approval (which shall not be unreasonably withheld, conditioned or delayed).

(e)               (i) If required, within seven (7) Business Days prior to the Effective Time (and provided that within nine (9) Business Days prior to the Effective Time, Parent has fully and timely disclosed any potential “parachute payment” (as defined below) to any disqualified individual (as defined below) pursuant to any agreement or arrangement between any such disqualified individual and Parent (or its applicable Affiliate)), the Company shall use its commercially reasonable efforts to cause to be irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) the right to any payments that would reasonably be expected to constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”) and (ii) at least five (5) Business Days prior to the Effective Time, the Company shall submit for approval by holders of Company Capital Stock, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any Parachute Payments. The disclosure and documents that comprise the 280G Stockholder Vote shall be prepared by the Company and Parent shall have a reasonable period of time to review and provide reasonable comment, which the Company shall consider in good faith.

(f)                Prior to the Effective Time, the Company shall take the actions set forth on Section 6.08(f) of the Company Disclosure Schedule.

(g)               Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan in accordance with its terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.09          Third-Party Consents. The Company shall use commercially reasonable efforts to (i) obtain prior to the Closing, and (ii) deliver to Parent at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described in Section 6.09 of the Company Disclosure Schedule.

6.10          Tax Matters.

(a)               Tax Returns. The Stockholder Representative shall prepare, or cause to be prepared, and Parent shall file or cause to be filed, all Tax Returns that reflect any Pre-Closing Tax Period (including, for the avoidance of doubt, Tax Returns for Straddle Periods) required to be filed by or on behalf of the Company after the Closing Date that have an initial due date after the Closing Date (assuming for such purpose that, if a valid extension is obtained, the initial due date is the extended due date) to the extent not already filed prior to the Closing Date (each, a “Pre-Closing Tax Return”). Such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practices of the Company unless otherwise required by Applicable Laws and, if applicable, shall reflect the provisions of Section 6.10(h). The Stockholder Representative shall provide Parent with a copy of each such proposed Pre-Closing Tax Return (and such additional information regarding such Pre-Closing Tax Return as may reasonably be requested by Parent) at least thirty (30) days before filing for Parent’s review and comment. Parent shall have fifteen (15) days following receipt of any such Pre-Closing Tax Return to provide to the Stockholder Representative any written comments to such Pre-Closing Tax Return, and Parent and the Stockholder Representative shall attempt in good faith to resolve any dispute regarding any such comments. If Parent and the Stockholder Representative are unable to resolve any such dispute within a five (5) day period, such dispute shall be referred to the Independent Accountant for resolution. Each Party shall use its reasonable efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the unresolved items as the Independent Accountant may request. All communications between Parent and Stockholder Representative, on the one hand, and the Independent Accountant, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating Party. The Independent Accountant shall make a written determination as to the dispute within a reasonable time after the same is submitted to the Independent Accountant (taking into account the due date of the applicable Pre-Closing Tax Return), which determination shall be conclusive, final and binding on the parties for all purposes hereunder. If during the process of resolving a dispute concerning a Pre-Closing Tax Return such Pre-Closing Tax Return becomes due (taking into account valid extensions, which shall be obtained if available), then the Surviving Corporation may file such Pre-Closing Tax Return or cause such Pre-Closing Tax Return to be filed reflecting any changes that were agreed upon prior to filing. If as a result of the resolution of the dispute by the Independent Accountant it is determined that such Pre-Closing Tax Return should have been prepared differently, such Pre-Closing Tax Return shall be amended and refiled accordingly. The costs and expenses of the Independent Accountant shall be borne by the Stockholder Representative (solely on behalf of the Equityholders) and the Parent in a manner consistent with Section 3.07.

(b)               Audits and Contests Regarding Taxes for Pre-Closing Tax Periods. Any Party who receives, or whose Affiliate receives, any notice of a pending or threatened Tax audit, assessment or adjustment or other proceeding related to Taxes against or with respect to the Company that relates to any Pre-Closing Tax Return or Taxes with respect to a Pre-Closing Tax Period shall promptly notify the other Parties in writing within five (5) Business Days after receipt of such notice. Parent and the Stockholder Representative each agree to consult with and to keep the other informed on a regular basis regarding the status of any such proceeding. The Stockholder Representative shall have the right to conduct and control any such proceeding and to employ counsel of its choice at the Equityholders’ sole expense in such proceeding, and to control the disposition of any issue involved in such proceeding to the extent such proceeding relates to or affects Pre-Closing Tax Returns or Taxes of the Company for a Pre-Closing Tax Period (including, for the avoidance of doubt, a Straddle Period); provided that Parent shall have the right to participate in such proceeding through counsel of its choice at its own expense. To the extent inconsistent therewith, the provisions of this Section 6.10(b) shall supersede the provisions of Section 10.03.

(c)               Tax Cooperation. Parent, the Surviving Corporation and the Stockholder Representative shall, and shall cause their Affiliates to, cooperate following the Closing, as and to the extent reasonably requested by the other party, in connection with any Tax matters relating to the Company for any Pre-Closing Tax Period (including, for the avoidance of doubt, a Straddle Period), including filing Tax Returns and in resolving Tax-related disputes. Such cooperation shall include the retention and (upon the other party’s request) the prompt provision of records and information relating to Taxes of the Company (and the right to make copies thereof), making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Surviving Corporation (and each of their respective Affiliates) agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period until the later of (i) seven years and (ii) 120 days after the expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(d)               Transfer Taxes. Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration and other similar Taxes (including penalties and interest) incurred solely as a result of the Merger (“Transfer Taxes”) shall be borne by Parent. Parent shall prepare and file any returns with respect to such Transfer Taxes. The Parties agree to cooperate in such preparation and filing of Tax Returns, including by promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(e)               Tax Sharing Agreements. All written Contracts providing for allocation, sharing or indemnification with respect to Taxes (other than Contracts not primarily related to Taxes which were entered into in the Ordinary Course of Business, including without limitation credit or loan agreements, vendor agreements, purchase and sale agreements and leases) to which the Company is a party and pursuant to which the Company may have any obligations or responsibilities with respect to Taxes shall be terminated prior to the Closing, and the Company shall have no further obligations or responsibilities thereunder following the Closing.

(f)                Amended Tax Returns.

(i)                 Except pursuant to Section 6.10(a) or Section 6.10(f)(ii), neither Parent nor the Surviving Corporation shall, and neither shall cause or permit any of their Affiliates to, amend, file, re-file, make, revoke or otherwise modify any Tax Return or Tax election (including changing a method of accounting) of the Company with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period). Neither Parent nor the Surviving Corporation nor any of their Affiliates shall initiate or enter into any voluntary disclosure program or similar process, or voluntarily initiate discussion with a Tax Authority, with respect to Taxes or Tax Returns of the Company with respect to any Pre-Closing Tax Period or file any Tax Return of the Company with respect to any Pre-Closing Tax Period in a jurisdiction in which the Company had not previously filed Tax Returns.

(ii)              Notwithstanding Section 6.10(f)(i), Parent or the Surviving Corporation may take an action described in Section 6.10(f)(i) if Parent satisfies the requirements of this Section 6.10(f)(ii). If Parent determines that authority exists to support taking an action described in Section 6.10(f)(i) that satisfies a “more likely than not” standard (or higher standard), Parent may prepare draft documentation or memoranda with respect to or to effectuate such action (and which documentation or memoranda, for the avoidance of doubt, support such standard) and shall submit such to the Stockholder Representative for review and comment.  Parent shall not take any such action if the Stockholder Representative asserts in writing with documentation that reasonably supports such assertion within fifteen (15) days of receipt of Parent’s materials that there does not exist authority that satisfies a “more likely than not” standard (or higher standard) with respect to such action.  In the event of such disagreement, Parent and the Stockholder Representative shall attempt in good faith to resolve such disagreement.  If Parent and the Stockholder Representative are unable to resolve any such disagreement within a five (5) day period, such dispute shall be referred to the Independent Accountant for resolution.  Each Party shall use its reasonable efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the dispute as the Independent Accountant may request.  All communications between Parent and the Stockholder Representative, on the one hand, and the Independent Accountant, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating Party.  The Independent Accountant shall make a written determination as to the dispute within a reasonable time after the same is submitted to the Independent Accountant, which determination shall be conclusive, final and binding on the Parties for all purposes hereunder. The costs and expenses of the Independent Accountant shall be borne by the Stockholder Representative (solely on behalf of the Equityholders) and the Parent in a manner consistent with Section 3.07.

(g)               Refunds. Any Tax refunds (and interest, if any, received thereon) or benefit of crediting an overpayment (and interest, if any, received thereon) of Taxes that are received by or credited to Parent, its Affiliates or the Surviving Corporation with respect to Taxes with respect to a Pre-Closing Tax Period shall be paid by Parent to the Stockholder Representative within fifteen (15) Business Days after actual receipt or benefit thereof. Parent and the Surviving Corporation shall cause any losses, deductions and credits of the Company relating to a Pre-Closing Tax Period to first offset income and gain in the period or portion thereof to which they relate and thereafter carry them back to prior periods to the maximum extent permitted by Law prior to being carried forward.

(h)               Deductions for Expenses. The Parties agree that payments made with respect to Closing Indebtedness, Transaction Expenses, and consideration paid pursuant to this Agreement with respect to Company Options, to the extent such payments give rise to Tax deductions, Tax losses and Tax credits or otherwise may offset taxable income or Tax under Applicable Law, shall, to the maximum extent permitted by Applicable Law, be considered to arise in a Pre-Closing Tax Period and the provisions of this Agreement shall be interpreted and applied in a manner consistent therewith (including the preparation and filing of Tax Returns pursuant to Section 6.10(a)). The Surviving Corporation shall make the election described in Section 4 of Revenue Procedure 2011-29, 2011-18 IRB 746 with respect to any success-based fees incurred in connection with the transactions contemplated by this Agreement (including for purposes of filing Tax Returns pursuant to Section 6.10(a)).

(i)                 Closing Date Items/No Section 338 Election. None of Parent, the Surviving Corporation or any of their Affiliates shall make or permit or cause to be made any extraordinary transactions or events on the Closing Date with respect to the Company that would result in any increased liability with respect to Taxes for which any Equityholder would be responsible or would economically bear (through payment, indemnification, reduction in consideration to be received, or otherwise). None of Parent, the Surviving Corporation or any of their Affiliates shall file or permit or cause to be filed any election under Section 338 or Section 336 of the Code (or comparable provision of other Law) with respect to transactions described pursuant to this Agreement.

6.11          Further Assurances; Post-Closing Cooperation. Upon the terms and subject to the conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Applicable Law, to fulfill its obligations under this Agreement.

6.12          Indemnification of Directors and Officers; Directors’ and Officers’ Insurance, etc. Parent agrees that, subject to Applicable Laws, all rights to indemnification and all limitations of liability existing in favor of the Indemnified Directors and Officers (as provided in (i) the Company’s Organizational Documents and (ii) any other indemnification agreements (as applicable) as in effect as of the date of this Agreement) with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.

(a)               If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be, assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.12.

(b)               Prior to, but effective as of, the Closing, the Company shall, at the Company’s expense, obtain a directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policy providing each individual currently covered by the Company’s directors’ and officers’ liability, employment practices liability and fiduciary liability insurance coverage for events occurring at or prior to the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated hereby) that is no less favorable than the Company’s existing policy and has a claims period of six (6) years after the Closing Date.

(c)               The provisions of this Section 6.12 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each individual who served as a director or officer of the Company prior to the Effective Time (each, an “Indemnified Director or Officer”), each of whom is an express third-party beneficiary of this Section 6.12. The obligations of Parent and the Surviving Corporation under this Section 6.12 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Director or Officer under this Section 6.12 without the consent of such affected Indemnified Director or Officer.

6.13          R&W Insurance. At or prior to the Closing, Parent shall obtain and bind the R&W Policy. The Company shall cooperate with Parent’s efforts at Parent’s request and provide such assistance as may be reasonably necessary or appropriate in order to enable Parent to obtain and bind the R&W Policy. The Parties acknowledge and agree that, other than in the case of Fraud by any Stockholder, neither the Equityholders, the Stockholder Representative nor any of their respective Representatives shall be liable to the insurer under the R&W Policy for subrogation claims pursuant to the R&W Policy, and Parent covenants and agrees that the R&W Policy will include a waiver of such subrogation claims (other than in the case of Fraud by any Stockholder) for the benefit of the Equityholders, the Stockholder Representative and their respective Representatives. From and after the issuance and binding of the R&W Policy, Parent shall not (and shall cause its Affiliates to not) terminate the R&W Policy or amend, modify, supplement, terminate or waive any provision of the R&W Policy, including regarding waiver of subrogation, without the prior written consent of the Stockholder Representative. Parent shall cause the R&W Policy, when issued and bound, to be consistent in all material respects with the Binder Agreement.

6.14          Notification. During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (b) any material communications (written or oral) received from any Person relating to the Company IP and (c) any matter (including a breach of any representation, warranty, covenant or agreement contained in this Agreement) that would reasonably be expected to lead to the failure to satisfy any of the conditions to Closing in Article VII or Article VIII.

6.15          Company Audit; Disclosure of Acquisition. The Company will use its reasonable best efforts to (a) engage and cause an independent registered auditor to conduct and complete an audit of its respective financial statements for the year ended December 31, 2019; (b) obtain BDO’s consent for the use of the Financial Statements in Parent’s SEC filings and (c) cooperate with Parent to (i) prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for any SEC filings to be made by Parent, including the requirements of Regulation S-X; and (ii) provide and make reasonably available upon reasonable notice the senior management employees of the Company to discuss the materials prepared and delivered pursuant to this Section 6.15.

6.16          Fixing Record Date. Immediately after the date hereof, the Company will set the record date, which date shall be twenty-five (25) days following the date of this Agreement, and at the time of mailing of the Information Statement, provide written notice of such date as required by the Charter, for purposes of determining the holders of Company Capital Stock entitled to vote in respect of the Merger, with such date being at least twenty (20) days’ following the date on which such prior written notice is provided.

Article VII
CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Parent in its sole discretion):

7.01          Representations and Warranties. (a) The representations and warranties made by the Company set forth in Article IV, other than the Company Fundamental Representations, shall be true and correct in all respects as of the date hereof and on and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be true and correct as of such specified date), disregarding in each case any qualifications regarding materiality or Material Adverse Effect, except for any failures in such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (b) the Company Fundamental Representations shall be true and correct in all respects as of the date hereof and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be so true and correct as of such specified date, and with respect to the representations and warranties made by the Company in Section 4.02(a), the first sentence of Section 4.02(b), and Section 4.02(c), except where the failure to be so true and correct is to a de minimis extent).

7.02          Performance. The Company shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by it at or before the Closing.

7.03          Payment of Transaction Expenses. The Company shall have provided copies of customary payoff letters in connection with the repayment of Transaction Expenses from the Persons listed on Schedule 7.03 hereto.

7.04          Officer’s Certificates. The Company shall have delivered to Parent and Merger Sub at the Closing a certificate of the chief executive officer of the Company, dated as of the Closing Date, certifying that the conditions in Section 7.01, Section 7.02 and Section 7.03 have been satisfied.

7.05          Orders and Applicable Laws. There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

7.06          No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

7.07          Stockholder Approval. The Company shall have obtained the Required Stockholder Approval, and Stockholders holding at least ninety-five percent (95%) of the issued and outstanding shares of Company Capital Stock shall have executed Written Consents, certified copies of which shall have been provided to Parent, and have validly waived all appraisal rights under the Delaware Law.

7.08          Series B Preferred Support Agreement. All holders of the Series B Preferred Stock shall have executed a Support Agreement in the form attached to this Agreement as Part 2 to Annex B.

7.09          Payments Administrator Agreement. Parent shall have received the Payments Administrator Agreement duly executed by the Stockholder Representative and the Payments Administrator.

7.10          Stockholder Representative NDA. Parent shall have received the Stockholder Representative NDA duly executed by the Stockholder Representative.

7.11          280G Stockholder Vote. If required, the 280G Stockholder Vote shall have occurred and the Company shall have used its commercially reasonable efforts to ensure that any payments that could reasonably be expected to be non-deductible under Section 280G of the Code shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and either approved or disapproved in the 280G Stockholder Vote.

7.12          Letter Agreements. The Key Individuals and Key Stockholders shall have executed Letter Agreements, which shall remain in full force and effect.

7.13          Continued Employment. The Key Employees shall be employed by the Company (except to the extent such employment is terminated by death of a Key Employee) and shall not have served any resignations or be subject to pending termination.

7.14          FIRPTA Certificate. The Company shall have delivered to Parent a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), duly executed and acknowledged, certifying that interests in the Company are not “U.S. real property interests,” together with the notice required to be mailed to the IRS under Treasury Regulations Section 1.897-2(h), each substantially in the form on Annex D.

7.15          Stockholders Agreement; Investor Rights Agreement. The Stockholders’ Agreement, dated as of September 5, 2003, by and among the Company and certain of the Company’s Equityholders, shall be terminated and be of no further force or effect as of the Effective Time. The Investor Rights Agreement, dated as of September 5, 2003, by and among the Company and certain of the Company’s Equityholders, shall be terminated and be of no further force or effect as of the Effective Time.

7.16          […] Agreements. The Company and […] shall have entered into an agreement containing the terms set forth on Annex E.

7.17          Consents and Notice. The consents and notices listed on Section 4.04(b) of the Company Disclosure Schedule shall have been obtained or provided (respectively) each in form and substance reasonably satisfactory to Parent.

7.18          Audit and Interim Financials. The Company shall have (a) delivered to Parent either (i) annual financial statements audited by the Company’s independent registered auditor for the period ending December 31, 2018 and interim financial statements for the period through September 30, 2019 conducted in accordance with SAS 100 review procedures or (ii) annual financial statements audited by the Company’s independent registered auditor for both the periods ending December 31, 2018 and December 31, 2019 and interim financial statements for the period through September 30, 2019 conducted in accordance with SAS 100 review procedures, (b) delivered to Parent a copy of an executed engagement letter(s) (including the audit plan) with the Company’s independent registered auditor and (c) completed a physical inventory of the Company Products that are located at the Company’s offices in […], the offices of […] and the offices of […] consistent with the Ordinary Course of Business following the date of this Agreement.

Article VIII
CONDITIONS TO OBLIGATIONS OF THE COMPANY

The obligation of the Company to consummate the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

8.01          Representations and Warranties. (a) The representations and warranties made by Parent and Merger Sub set forth in Article V, other than the Parent Fundamental Representations, shall be true and correct in all respects as of the date hereof and on and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be true and correct as of such specified date), disregarding in each case any qualifications regarding materiality, except for any failures in such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby, and (b) the Parent Fundamental Representations shall be true and correct in all respects as of the date hereof and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be so true and correct as of such specified date).

8.02          Performance. Parent and Merger Sub shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by them at or before the Closing.

8.03          Officer’s Certificate. Parent and Merger Sub shall have delivered to the Company at the Closing a certificate of an executive officer of Parent and Merger Sub, dated as of the Closing Date, certifying that the conditions in Section 8.01 and Section 8.02 have been satisfied.

8.04          Orders and Applicable Laws. There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

8.05          Stockholder Approval. The Company shall have obtained the Required Stockholder Approval.

8.06          Payments Administrator Agreement. The Company shall have received the Payments Administrator Agreement duly executed by the Stockholder Representative and Parent.

Article IX
TERMINATION

9.01          Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing by mutual written consent of Parent and the Company or by notice from Parent or the Company, as applicable, to such other Party:

(a)               by either Parent or the Company:

(i)                 if the Closing has not occurred on or before April 3, 2020 (the “Termination Date”) and the failure to consummate is not caused by a breach of this Agreement by the terminating Party; or

(ii)              if any Governmental Authority shall have issued an Order permanently restraining or enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order or other action is or shall have become final and nonappealable; or

(b)               by Parent if (i) the Support Agreements of Stockholders holding at least sixty percent (60%) of the issued and outstanding shares of Company Capital Stock and (ii) the Series B Preferred Stock Consent have not been obtained and certified by the chief executive officer of the Company prior to the end of the Initial Stockholder Support Delivery Period; or

(c)               by Parent if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that (x) would result in a failure of a condition set forth in Section 7.01 or Section 7.02 and (y) if curable, is not cured prior to the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after written notice thereof is given by Parent to the Company; or

(d)               by the Company if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement that (x) would result in a failure of a condition set forth in Section 8.01 or Section 8.02 and (y) if curable, is not cured prior to the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after written notice thereof is given by the Company to Parent.

9.02          Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement will forthwith become null and void, and there will be no liability on the part of any Party (or any of their respective Representatives or Affiliates) in respect of this Agreement, except as provided in this Section 9.02, and except that the provisions with respect to indemnification of the Stockholder Representative in Section 11.01(c), expenses in Section 11.04 and confidentiality in Section 6.01 and Section 11.05 will continue to apply following any termination; provided, however, that nothing in this Section 9.02 shall release any Party from liability for any willful and material breach of this Agreement by such Party prior to the termination of this Agreement. If (a) either Parent or the Company terminates this Agreement pursuant to Section 9.01(a) or (b) the Company terminates this Agreement pursuant to Section 9.01(d), the Company shall, promptly following such termination, provide Parent with the amount of bona fide and reasonably documented fees and expenses charged by BDO to the Company in respect of the BDO Expenses and Parent shall pay to the Company, within fourteen (14) days following such provision of information, a fee equal to the BDO Expenses.

Article X
INDEMNIFICATION

10.01      Survival.

(a)               The representations and warranties of the Parties contained in or made pursuant to Article IV and Article V shall survive in full force and effect until the date that is twelve (12) months from the Closing Date; provided, however, that the Company Fundamental Representations and the Parent Fundamental Representations and the representations and warranties contained in or made pursuant to Section 4.16 shall survive in full force and effect until the date that is six (6) years from the Closing Date and the representations and warranties contained in or made pursuant to Section 4.12 shall survive in full force and effect until the expiration of the applicable statute of limitations, taking into account any tolling periods and other extensions; provided, further, that Parent shall not, nor shall it permit any of its Affiliates (including the Company) to waive or extend any such statute of limitations without the consent of the Stockholder Representative (each such survival period, a “Representations Survival Period”). All covenants of the Parties shall survive until performed. For the avoidance of doubt, the Parties hereby agree and acknowledge that a Representations Survival Period is a contractual statute of limitations that may be shorter than the statute of limitations otherwise available under Applicable Law and any claim brought by any Indemnified Party pursuant to this Article X must be brought or filed prior to the expiration of the applicable Representations Survival Period. Notwithstanding the foregoing, if written notice of a claim has been given pursuant to and in accordance with this Article X prior to the expiration of the applicable Representations Survival Period by the Person seeking indemnification for such claim, then the representations, warranties, covenants or agreements with respect to which such claim alleges a breach shall survive solely as and to the extent of such claim and only until such claim has been finally resolved pursuant to this Article X and only for purposes of such resolution. Nothing contained in this Section 10.01 shall affect the rights of Parent under the R&W Policy.

(b)               This Article X shall survive the Closing and shall remain in effect (i) with respect to Section 10.02(a)(i) and Section 10.02(b)(i), only so long as and until the relevant representations and warranties survive, (ii) with respect to Section 10.02(a)(ii) and Section 10.02(b)(ii), only so long as and until the relevant covenants are fully performed, and (iii) with respect to Section 10.02(a)(iii) only until sixty (60) days after the expiration of the statute of limitations (including all applicable periods of extension) with respect to any claim arising thereunder.

(c)               Notice of any assertion by any Indemnified Party that the Indemnifying Party is liable to it pursuant to Section 10.02 must be given to the Indemnifying Party in writing on or prior to the time of expiration of the relevant representation, warranty or covenant as set forth in this Section 10.01 or such claim will be forever barred. Any Indemnified Party seeking indemnification hereunder shall state the facts known to the asserting Indemnified Party that give rise to such notice in sufficient detail to allow the Indemnifying Party to evaluate the assertion, along with the amount of Losses to the extent known, or a good faith reasonable estimate of the Losses, and method of computation thereof. With respect to any recovery or indemnification sought by an Indemnified Party from an Indemnifying Party, if the Indemnifying Party disputes such claim, it shall so notify the Indemnified Party (the “Indemnity Dispute Notice”), and the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute within thirty (30) days after delivery of the Indemnity Dispute Notice, such dispute may be resolved by litigation in any court of competent jurisdiction in accordance with Section 11.16.

10.02      Indemnification.

(a)               Subject to the limitations set forth in this Article X, subsequent to the Closing Date, the Stockholders shall (severally but not jointly, according to their Indemnification Pro Rata Share) indemnify and hold harmless Parent, Merger Sub and their Affiliates and Representatives, successors and permitted assigns (the “Parent Indemnified Parties”) against any liabilities, losses, Actions, investigations, judgments, orders, damages, expenses or costs, including reasonable out of pocket attorneys’ fees and expenses (collectively, “Losses” and, individually, a “Loss”), that any of the foregoing suffers as a result of:

(i)                 any breach of the representations and warranties of the Company set forth in Article IV of this Agreement or any failure of any such representation or warranty to be true and correct as of and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date);

(ii)              any breach by the Company of any of the covenants or agreements of the Company set forth in this Agreement required by this Agreement to be performed or complied with by the Company at or before the Closing;

(iii)            any Indemnified Taxes; and

(iv)             the matters set forth on Section 10.02 of the Company Disclosure Schedule (the “Special Indemnity Losses”).

(b)               Subject to the limitations set forth in this Article X, subsequent to the Closing Date, Parent shall indemnify and hold harmless each Stockholder and their respective estate, heirs, Affiliates, Representatives, successors and permitted assigns against any Loss that any of the foregoing suffers as a result of:

(i)                 any breach of the representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement or any failure of any such representation or warranty to be true and correct as of and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date); and

(ii)              any breach by Parent, Merger Sub or the Surviving Corporation of any of the covenants or agreements of Parent, Merger Sub or the Surviving Corporation set forth in this Agreement.

10.03      Third-Party Claims. Except as provided otherwise in Section 6.10(b), the obligations and liabilities of an Indemnifying Party with respect to Losses resulting from the assertion of liability by third parties resulting from breaches or failures pursuant to Section 10.02 (other than Section 10.02(a)(iii) and Section 10.02(a)(i) with respect to breaches of Section 4.12) (each, a “Third-Party Claim”) shall be subject to the following terms and conditions:

(a)               The Indemnified Parties shall promptly give written notice to the Indemnifying Parties of any Third-Party Claim that might give rise to any Loss by the Indemnified Parties, stating the nature and basis of such Third-Party Claim, and the amount thereof to the extent known, or a good-faith reasonable estimate of the Losses, and the method of computation of such Losses; provided, however, that, so long as such written notice is given on or prior to the time of expiration of the relevant representation, warranty or covenant as set forth in Section 10.01, no delay on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is materially prejudiced thereby. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third-Party Claim, including any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument.

(b)               From and after receipt of notice of a Third-Party Claim pursuant to Section 10.03(a), the Indemnifying Parties shall have the right to assume and conduct, at their own expense, the defense against the Third-Party Claim in their own names or in the names of the Indemnified Parties. Any Indemnified Parties shall have the right to employ separate counsel in any such Third-Party Claim and/or to participate in the defense thereof, but the fees and expenses of such counsel shall not be included as part of any Loss incurred by the Indemnified Party and shall not be payable by the Indemnifying Parties. The Party or Parties conducting the defense of any Third-Party Claim shall keep the other Parties apprised of all significant developments with respect thereto and shall not enter into any settlement, compromise or consent to judgment with respect to such Third-Party Claim without the prior written consent of the other Parties hereto, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that the Indemnifying Party shall be entitled to settle, compromise or consent to a judgment without the consent of the Indemnified Party with respect to a Third-Party Claim that only imposes monetary obligations that are paid by the Indemnifying Party and contains a release of the Indemnified Party from all liability thereunder. The Indemnified Party shall make available all information and assistance reasonably available and necessary for the defense of the Third-Party Claim as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party in such defense. The Stockholder Representative shall be the sole party entitled to exercise any rights of the Stockholders with respect to Third-Party Claims under this Section 10.03.

10.04      Limitations on Indemnification.

(a)               The sole and exclusive source of recovery for indemnification available to any Parent Indemnified Parties shall be (i) first, by making deductions from any amounts payable to Stockholders (or to the Payments Administrator on their behalf) pursuant to Section 3.07 or Section 3.08 of this Agreement, with such deduction not being greater, in the aggregate, than the R&W Retention Amount (the “Earn-Out Indemnification Deduction”), (ii) second (for the avoidance of doubt, only after having reached the amount available pursuant to clause (i) of this sentence), the R&W Policy to the extent covered thereby, (iii) third, (A) solely in respect of any claims for breaches of Company Fundamental Representations or claims resulting from Fraud by or on behalf of the Company (collectively, the “Special Losses”) (and for the avoidance of doubt, only after having reached the amount available pursuant to clause (ii) of this sentence), either, at Parent’s option, (1) from each Stockholder for their Indemnification Pro Rata Share of the Special Losses or (2) by making deductions from any amounts payable to Stockholders (or to the Payments Administrator on their behalf) pursuant to Section 3.07 or Section 3.08; (B) solely in respect of any claims for breaches of the representations and warranties of the Company set forth in Section 4.12 or claims pursuant to Section 10.02(a)(iii) (and for the avoidance of doubt, only after having reached the amount available pursuant to clause (ii) of this sentence) by making deductions from any amounts payable to Stockholders (or to the Payments Administrator on their behalf) pursuant to Section 3.07 or Section 3.08; provided that in no event shall such Stockholder be liable for any amount in excess of the Per Share Merger Consideration actually received by such Stockholder as of the time of such indemnifiable claim; provided, further, that any limitation of liability in this Section 10.04(a) with respect to a Stockholder shall not apply in the case of Fraud committed by such Stockholder; provided, further, that the Earn-Out Indemnification Deduction will not be decreased by any other deductions made to amounts paid to Stockholders (or to the Payments Administrator on their behalf). For the avoidance of doubt, other than in the cases of Special Losses, in no event will any Parent Indemnified Party be entitled to recover for any indemnification claim from any Stockholder.

(b)               Notwithstanding anything to the contrary in this Agreement, in no event will (i) the Stockholders be liable for any amounts taken into account in the calculation of Final Aggregate Purchase Price (including any amounts included in Closing Indebtedness), (ii) the Stockholders be liable more than once in respect of the same Loss (notwithstanding that such Loss may result from more than one of the occurrences specified in Section 10.02) or (iii) any Stockholder be liable hereunder for any amount in excess of the Per Share Merger Consideration actually received by such Stockholder, except with respect to Fraud committed by such Stockholder.

(c)               Notwithstanding anything to the contrary in this Agreement, other than in the case of any claims resulting from Fraud by or on behalf of the Company (which shall be considered Special Losses for purposes of this Section 10.04), with respect to any Special Indemnity Losses, the sole and exclusive source of recovery for indemnification shall be the then-remaining balance of the Special Indemnity Holdback.

(d)               Each Person entitled to indemnification hereunder or otherwise to reimbursement for Losses in connection with the transactions contemplated by this Agreement shall use all reasonable efforts to mitigate all Losses upon becoming aware of any event or circumstance that would reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith; provided, however, any and all such direct and indirect costs and expenses related to such mitigation may be included with the Losses for which indemnification may be sought under this Article X.

(e)               The right to indemnification, payment of Losses or other remedies based on any representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered with respect hereto will not be affected by any investigation conducted with respect to, or any knowledge or information acquired (or capable of being acquired) by any Party at any time (other than, for the avoidance of doubt, any disclosures set forth in the Company Disclosure Schedule), whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

(f)                With respect to the Parent Indemnified Parties, Losses shall not include (1) in respect of Section 10.02(a)(i) Taxes with respect to taxable periods or portions thereof beginning after the Closing Date, except Taxes attributable to a breach of the representations set forth in Section 4.12(d), Section 4.12(g), Section 4.12(h) and Section 4.12(i) and (2) Taxes that are due to the unavailability in any taxable period or portion thereof beginning after the Closing Date of any net operating losses or other Tax attributes from a Pre-Closing Tax Period.

(g)               For purposes of this Article X, any breach of any representation, warranty, covenant or agreement shall be determined, and the resulting determination of any Losses shall be calculated, without regard to any “materiality,” “material,” “Material Adverse Effect” or similar materiality qualification with respect thereto; provided that the foregoing shall not apply to Section 4.08(b) or the terms “Material Contract”, “Material Contracts”, and “Material Product and Trial Information”.

(h)               The amount of any and all Losses under this Article X will be determined net of any amounts actually recovered by the Indemnified Party under indemnification agreements or arrangements with third parties or under insurance policies with respect to such Losses. If any Indemnified Party shall recover any duplicate Losses pursuant to indemnification agreements or arrangements with third parties or under insurance policies or otherwise subsequent to recovering corresponding Losses from the Stockholders pursuant to this Article X, such Indemnified Party shall promptly reimburse and deliver the amount of such duplicate recovery to the Payments Administrator, and, immediately thereafter, Parent and the Stockholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amount promptly to the applicable Stockholders in accordance with this Agreement.

10.05      No Contribution. No Indemnifying Party or any of its employees or agents shall have any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which they may become subject under or in connection with this Agreement in their capacity as a Stockholder.

10.06      Remedies Exclusive. The indemnification rights of the Indemnified Parties under this Article X are the sole and exclusive remedies after the Closing available to the Indemnified Parties with respect to any claims or disputes arising between the Indemnified Parties and Indemnifying Parties with respect to the transactions contemplated by this Agreement or the business of the Company, except as specified in this Article X with respect to Fraud; provided, however, that nothing contained herein shall affect the rights of the Parties under (a) Section 11.14 with respect to any covenants to be performed by the Parties, (b) Section 3.07 or (c) Section 3.08; provided, further, that nothing contained in this Section 10.06 shall affect the rights of Parent under the R&W Policy.

10.07      Adjustment Characterization. The Parties agree to treat any payment made pursuant to this Article X after the Closing as an adjustment to the Aggregate Purchase Price for all Tax purposes, unless otherwise required by Applicable Laws.

10.08      Damage Limitations. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article X for any punitive or exemplary damages other than any such damages that are recovered by a third party that is not an Affiliate of the applicable Indemnified Party in connection with a Third-Party Claim.

Article XI
MISCELLANEOUS

11.01      Stockholder Representative

(a)               The adoption of this Agreement by the Required Stockholder Approval, and the receipt of the benefits hereof, including the right to receive consideration payable in connection with the Merger, shall automatically and without any further action on the part of any Equityholder constitute the irrevocable appointment of Boston Millennia Partners Button Shareholder Representation, Inc. as the representative, agent, proxy and attorney-in-fact for each of the Equityholders with respect to matters arising after the effectiveness of the Merger and for all purposes in connection with this Agreement and the agreements ancillary hereto to be performed by the Stockholder Representative. The Stockholder Representative hereby represents and warrants to Parent, Merger Sub and the Company that, as of the date hereof and as of the Closing Date, Martin J. Hernon is the sole stockholder, director and officer of the Stockholder Representative, and the Stockholder Representative does not have any employees.

(b)               Without limiting Section 11.01(a), the Stockholder Representative is hereby irrevocably appointed the representative, agent, proxy and attorney-in-fact for each of the Equityholders for all purposes of this Agreement and the Payments Administrator Agreement, including full and sole power and authority on such Equityholders’ behalf, and in lieu of each Equityholder having the ability to take any of the following actions directly, to, after the Closing, (i) give and receive notices and communications, (ii) object to such deliveries, (iii) make and settle claims on behalf of the Stockholders pursuant to Article X and Equityholders pursuant to Section 3.07 and Section 3.08, (iv) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of, courts and awards of arbitrators with respect to such claims, (v) take all actions necessary under Section 6.10, (vi) execute any instrument or document that the Stockholder Representative may determine is necessary or desirable in the exercise of its authority under this Section 11.01 and the Payments Administrator Agreement, and (vii) take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing; provided, however, that the Stockholder Representative will have no obligation to act on behalf of the Equityholders, except as expressly provided herein. In connection with the carrying out of its duties, the Stockholder Representative shall have the full and complete authority to incur reasonable expenses and engage counsel, advisors and experts. The Stockholder Representative may resign at any time with ten (10) days’ prior written notice. A vacancy in the position of Stockholder Representative may be filled by the holders of a majority of the outstanding shares of Company Capital Stock immediately prior to the Effective Time, with the appointment effective upon the written acceptance thereof by the new Stockholder Representative. No bond shall be required of the Stockholder Representative. Notices or communications to or from the Stockholder Representative after the Closing shall constitute notice to or from each of the Equityholders.

(c)               The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with the Stockholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence or willful misconduct. The Stockholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Equityholders will indemnify, defend and hold harmless the Stockholder Representative from and against any and all Losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel, advisors and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Equityholders, any such Representative Losses may be recovered by the Stockholder Representative from the funds in (i) the Expense Fund and (ii) the amounts in the Special Indemnity Holdback, each at such time as remaining amounts would otherwise be distributable to the applicable Equityholders; provided that while this Section 11.01 allows the Stockholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at Law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this Section 11.01. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement. Upon the Closing, Parent will wire to the Stockholder Representative an aggregate cash amount of $200,000 (the “Expense Fund Amount”), such amount to constitute an expense fund (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Stockholder Representative for, any third-party expenses pursuant to this Agreement and the Payments Administrator Agreement. The Equityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative shall have sole control of withdrawals from, or other decisions with respect to, the Expense Fund but acknowledges that it will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the completion of the Stockholder Representative’s responsibilities, the Stockholder Representative will deliver any remaining balance of the Expense Fund to the Payments Administrator, for further payment of such balance as a Post-Closing Payment (except that any amounts due to holders of Company Options shall be remitted to Parent and paid to such holders through payroll less any applicable required Tax withholding). For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the applicable Equityholders at the time of Closing.

11.02      Actions of the Stockholder Representative. A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each such Equityholder, and Parent may rely upon any decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every such Equityholder. Parent is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

11.03      Entire Agreement. This Agreement supersedes all prior discussions and agreements among the Parties with respect to the subject matter hereof, excluding the Non-Disclosure Agreement, and, together with the Non-Disclosure Agreement, contains the sole and entire agreement among the Parties hereto with respect to the subject matter hereof. The Non-Disclosure Agreement shall survive any termination of this Agreement.

11.04      Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement, including the Merger.

11.05      Announcements. No press or other public announcement, or public statement or comment in response to any inquiry, relating to the transactions contemplated by this Agreement or the terms hereof shall be issued or made by any Party without the prior review and joint approval of the other Parties (other than the Stockholder Representative); provided that a press release or other public announcement, regulatory filing, statement or comment made without such prior review and joint approval shall not be in violation of this Section 11.05 if it is made in order for the disclosing Party or any of its Affiliates to comply with Applicable Laws or stock exchange rules and in the reasonable judgment of the Party making such release or announcement, based upon advice of outside counsel, prior review and joint approval, despite reasonable efforts to obtain the same, would prevent dissemination of such release or announcement in a sufficiently timely fashion to comply with such Applicable Laws or rules; provided, further, that in all instances prompt notice from one Party to the others shall be given with respect to any such release, announcement, statement or comment. Each Party shall inform its Affiliates that may be involved in the transactions contemplated by this Agreement of the requirements set forth in this Section 11.05 and shall make reasonable efforts to obtain compliance with the provisions of this Section 11.05 from such Affiliates.

11.06      No Waiver. No failure on the part of any Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of any such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Applicable Law.

11.07      Amendments. Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by, if executed prior to the Effective Time, Parent, the Company, Merger Sub and the Stockholder Representative, and if executed after the Effective Time, Parent and the Stockholder Representative. Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon the Parties, and any such waiver shall be effective only in the specific instance and for the purposes for which given.

11.08      Addresses for Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered or sent if delivered personally, (ii) on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), (iii) on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (iv) on the date delivered if sent by email (providing confirmation of receipt) to the Parties at the following addresses or email addresses (or at such other addresses or email addresses as shall be specified by the Parties by like notice):

if to the Company (prior to the Closing):

ArthroSurface Incorporated
28 Forge Parkway, Franklin,

MA 02038

Attn: Francis Fedorowicz

Email: ffedorowicz@arthrosurface.com

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP
125 High Street, 19th Floor
Boston, Massachusetts 02110
Attn: Steve London; Nicholas Stawasz
Email: londons@pepperlaw.com; stawaszn@pepperlaw.com

if to Parent, Merger Sub or the Surviving Corporation:

Anika Therapeutics, Inc.

32 Wiggins Ave

Bedford, MA 01730

Attn: Charles Sherwood III

Email: ChSherwoodIII@AnikaTherapeutics.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: Keith Pagnani; Melissa Sawyer
Email: pagnanik@sullcrom.com; sawyerm@sullcrom.com

if to the Stockholder Representative, or to the Equityholders after the Closing:

Boston Millennia Partners Button Shareholder Representation, Inc.
c/o Boston Millennia Partners

30 Rowes Wharf, Suite 400, Boston, MA 02110

Attn: Martin J. Hernon

Email: marty@bmpvc.com

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP
125 High Street, 19th Floor
Boston, Massachusetts 02110
Attn: Steve London; Nicholas Stawasz
Email: londons@pepperlaw.com; stawaszn@pepperlaw.com

11.09      Captions. The captions and Section headings appearing in this Agreement are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

11.10      Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and in lieu of such prohibited or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such prohibited or unenforceable provision as may be possible.

11.11      Assignment. The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Parties, which such Parties may withhold in their discretion.

11.12      Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the Parties may execute this Agreement by signing any such counterpart. Delivery of an executed counterpart of a signature page to this Agreement may be made by electronic or digital delivery such as in Adobe Portable Document Format or using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign).

11.13      Disclosure. The Company Disclosure Schedule is hereby incorporated in and made a part of this Agreement as if set forth in full herein. The Company may, at its option, include in the Company Disclosure Schedule, any items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. In no event shall the inclusion of any matter in the Company Disclosure Schedule be deemed or interpreted to broaden the Company’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule shall not be deemed an admission by the Company that such item represents a material exception or fact, event, or circumstance or that such item would be reasonably likely to result in a Material Adverse Effect. The information contained in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

11.14      Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, money damages may not be a sufficient remedy and that the Parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at Law or in equity.

11.15      Governing Applicable Law. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. Subject to Sections 3.07(c) and 3.08(f) to 3.08(h), the Parties hereby irrevocably submit to the personal jurisdiction of the Chancery Court of the State of Delaware (and, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, the state courts or the Federal courts of the United States of America located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such shall be heard and determined in such a Delaware State or Federal court.

11.16      Consent to Jurisdiction. Each Party irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 11.08. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Applicable Law.

11.17      Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT.

11.18      Obligations of Merger Sub. Parent hereby guarantees the due and punctual performance and payment (not merely collection) in full of all obligations and liabilities of Merger Sub under this Agreement, as and when due and payable or required to be performed pursuant to any provision of this Agreement.

11.19      No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person (other than the Parties, an Indemnified Party, an Indemnified Director or Officer (solely with respect to Section 6.12) or Company Counsel (solely with respect to Section 11.20)) any rights or remedies under or by reason of this Agreement.

11.20      Legal Representation.

(a)               Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Corporation), acknowledges and agrees that each of Pepper Hamilton LLP, Grossman, Tucker, Perreault & Pfleger, PLLC and Norton Rose Fulbright US LLP (each, “Company Counsel”) has acted as counsel for the Company in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, each Company Counsel has not acted as counsel for any other Person, including Parent.

(b)               Only the Company and its Affiliates shall be considered clients of each Company Counsel in the Acquisition Engagement. Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Corporation), acknowledges and agrees that, upon and after the Closing, all confidential communications between the Company and its Affiliates, on the one hand, and each Company Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall survive the Closing and be deemed to belong solely to the Equityholders and their respective Affiliates (other than the Company), and not the Company, and shall not pass to or be claimed, held, or used by Parent or the Company (or, after the Closing, the Surviving Corporation) or any insurance carrier providing the R&W Policy upon or after the Closing. Accordingly, Parent shall not have access to any such communications, or to the files of any Company Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of any Company Counsel in respect of the Acquisition Engagement constitute property of the client, only the Equityholders and their respective Affiliates shall hold such property rights and (ii) each Company Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company (or, after the Closing, the Surviving Corporation) or Parent or any insurance carrier providing the R&W Policy by reason of any attorney-client relationship between each Company Counsel and the Company or otherwise; provided, however, that notwithstanding the foregoing, each Company Counsel shall not disclose any such attorney-client communications or files to any third parties (other than representatives, accountants and advisors of the Equityholders and their respective Affiliates; provided that such representatives, accounts and advisors are instructed to maintain the confidence of such attorney-client communications). Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Corporation), irrevocably waives any right it may have arising out of its ownership of the Company (including, after Closing, the Surviving Corporation) or the Merger to discover or obtain (or use, if discovered or obtained) information or documentation relating to the Acquisition Engagement, to the extent that such information or documentation was subject to an attorney-client privilege, work product protection or other expectation of confidentiality owed to the Company and/or its Affiliates. If and to the extent that, at any time subsequent to Closing, Parent or any of its Affiliates (including, after the Closing, the Surviving Corporation) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Company or its Affiliates and any Person representing them that occurred at any time prior to the Closing, Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Corporation), shall be entitled to waive such privilege only with the prior written consent of the Stockholder Representative, on behalf of the Equityholders, (such consent not to be unreasonably withheld). Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Corporation), acknowledges and agrees that each Company Counsel has acted as counsel for the Company and its respective Affiliates and that each Company Counsel may represent the Equityholders, the Stockholder Representative and/or their respective Affiliates in future matters. Accordingly, Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Corporation), expressly consents to each Company Counsel’s representation of the Equityholders, the Stockholder Representative and/or their respective Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter, including, without limitation, any post-Closing matter in which the interests of Parent and the Surviving Corporation, on the one hand, and the Equityholders, the Stockholder Representative or any of their respective Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which any Company Counsel may have previously advised the Company or its Affiliates.

(c)               From and after the Closing, the Surviving Corporation shall cease to have any attorney-client relationship with any Company Counsel, unless and to the extent a Company Counsel is expressly engaged in writing by the Surviving Corporation to represent the Surviving Corporation after the Closing. Any such representation of the Surviving Corporation by a Company Counsel after the Closing shall not affect the foregoing provisions hereof. Furthermore, each Company Counsel, in its sole discretion, shall be permitted to withdraw from representing the Surviving Corporation in order to represent the Equityholders.

(d)               Each of the Parties to this Agreement consents to the arrangements in this Section 11.20 and waives any actual or potential conflict of interest that may be involved in connection with any representation by any Company Counsel permitted hereunder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

Anika Therapeutics, Inc.

By:	/s/ Joseph G. Darling
	Name:	Joseph G. Darling
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

BUTTON MERGER SUB, INC.

By:	/s/ Charles Sherwood III
	Name:	Charles H. Sherwood III

[Signature Page to Agreement and Plan of Merger]

ARTHROSURFACE INCORPORATED

By:	/s/ Steven W. Ek
	Name:	Steven W. Ek
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

BOSTON MILLENNIA PARTNERS BUTTON SHAREHOLDER REPRESENTATION, INC., solely in its capacity as Stockholder Representative

By:	/s/ Martin J. Hernon
	Name:	Martin J. Hernon
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex A

Unless otherwise defined in this Agreement, the following terms have the meanings specified in this Annex A.

“280G Stockholder Vote” has the meaning given to that term in Section 6.08(e).

“[…] Option” means each Company Option with a per share exercise price equal to […].

“[…] Option” means each Company Option with a per share exercise price equal to […].

“Acquisition Engagement” has the meaning given to that term in Section 11.20(a).

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company pursuant to which the Stockholders immediately preceding such transaction would hold, directly or indirectly, less than eighty percent (80%) of the Equity Interests in the surviving or resulting entity of such transaction and (ii) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the total voting power or of any class of equity securities of the Company, or twenty percent (20%) or more of the consolidated total assets of the Company, in each case other than the transactions contemplated by this Agreement.

“Action” means any action, demand, claim, suit, proceeding, hearing, or arbitration by or before any Governmental Authority or arbitration tribunal.

“Affiliate” means any Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified. For purposes of this definition, “control” of a Person means the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or ownership interests, by Contract or otherwise.

“Aggregate Cash Amount” means (i) the aggregate amount of the Per Common Share Closing Payment payable at Closing pursuant to Section 3.01, Section 3.03 and Section 3.04, plus (ii) the Aggregate Preferred Share Payment.

“Aggregate Closing Amount” means an amount equal to (i) the Estimated Aggregate Purchase Price, minus (ii) the Expense Fund Amount minus (iii) the Special Indemnity Holdback.

“Aggregate Closing Payment Schedule” has the meaning given to that term in Section 3.06.

A-1

“Aggregate Preferred Share Payment” means the aggregate amount of the Preferred Share Liquidation Preference payable at Closing pursuant to Section 3.02(b).

“Aggregate Purchase Price” means (i) $60,040,000, plus (ii) Cash on Hand, minus (iii) Closing Indebtedness, plus (iv) the Working Capital Difference, minus (v) Transaction Expenses plus (vi) the BDO Expenses.

“Agreement” has the meaning given to that term in the Preamble to this Agreement.

“Alternative Acquisition Agreement” has the meaning given to that term in Section 6.04(a).

“Anti-Corruption Law” means any Law governing financial recordkeeping and reporting requirements or for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and any applicable money laundering-related, anti-corruption or anti-bribery Laws of any other jurisdiction.

“Applicable Laws” means all laws (including common law), statutes, codes, rules, regulations, ordinances, orders, writs, judgments, injunctions, decrees and other pronouncements having the effect of Law of the United States, any foreign country or any state, county, city or other political subdivision thereof or of any Governmental Authority, in each case as applicable to the Company, Parent, Merger Sub, or the Stockholder Representative, as the case may be.

“Arbitration Fees” has the meaning given to that term in Section 3.08(g).

“Arbitration Rules” has the meaning given to that term in Section 3.08(g).

“Audited Financial Statements” has the meaning given to that term in Section 4.06(a).

“BDO” means BDO USA, LLP.

“BDO Expenses” means the amount of bona fide and reasonably documented fees and expenses charged by BDO to the Company in connection with (i) an accelerated audit of the Company’s annual financial statements for the year ended December 31, 2019, (ii) the review of the Company’s interim financial statements for the period through September 30, 2019 conducted in accordance with SAS 100 review procedures, (iii) a physical inventory of the Company’s offices in […], the offices of […] and the offices of […] (conducted in a manner consistent with the prior practices, policies and procedures of the Company), to be completed by January 17, 2020 and (iv) obtaining BDO’s consent for the use of the Financial Statements in Parent’s SEC filings.

“Binder Agreement” has the meaning given to that term in the Recitals to this Agreement.

“Board Recommendation” has the meaning given to that term in Section 4.03(c).

A-2

“Business Data” has the meaning given to that term in Section 4.17(b).

“Business Day” means a day other than Saturday, Sunday or any day on which (a) banks located in New York, New York or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware, is authorized or required by Law to close.

“Calendar Year” means a period of twelve (12) consecutive months commencing on January 1 and ending on the following December 31.

“Cash on Hand” means, with respect to the Company, all cash, cash equivalents and marketable securities (convertible to cash within 30 days) other than Restricted Cash as of 12:01 a.m. Eastern Standard Time on the Closing Date. For the avoidance of doubt, Cash on Hand shall (i) be calculated net of uncleared checks and drafts issued by the Company and (ii) include uncleared checks and drafts received or deposited for the account of the Company, including deposits in transit.

“Certificates” has the meaning given to that term in Section 3.04(e).

“Certificate of Merger” has the meaning given to that term in Section 2.03.

“Certificates of Designation” means, collectively, the Series C Certificate of Designation, the Series D Certificate of Designation, the Series E Certificate of Designation and the Series F Certificate of Designation.

“Change in Control Payments” means any change in control, transaction, retention, or bonus payments to any Person and any fees, costs or expenses related thereto, which are or may become payable by or on behalf of the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, either alone or in combination with another event that occurs at or prior to the Closing, whether payable hereunder, under any Contract or Company Plan, or under any other plan, policy, agreement or arrangement, and whether payable prior to or following the Closing, and, for the avoidance of doubt, excluding any payments made to any Equityholder pursuant to Article III of this Agreement.

“Charter” means the Company’s Amended and Restated Certificate of Incorporation, dated September 3, 2003, including the terms of the Certificates of Designation.

“Closing” has the meaning given to that term in Section 2.02.

“Closing Date” means (i) the first (1st) Business Day following the date on which the last of the conditions set forth in Article VII and Article VIII (other than those that by their nature are intended to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing) are satisfied or waived by the applicable Parties or (ii) such other date as Parent and the Company mutually agreed upon in writing, in each case, subject to the proviso in the first sentence of Section 2.02.

“Closing Indebtedness” means the Indebtedness of the Company as of 12:01 a.m. Eastern Standard Time on the Closing Date. For the avoidance of doubt, Closing Indebtedness shall not include any Transaction Expenses or any amounts included in the Working Capital Difference.

A-3

“Closing Statement” has the meaning given to that term in Section 3.07(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to that term in the Preamble to this Agreement.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock, collectively.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Counsel” has the meaning given to that term in Section 11.20(a).

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been prepared by the Company and delivered to Parent with this Agreement.

“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.01, Section 4.02 (except with respect to addresses of Equityholders), Section 4.03, Section 4.04(a), Section 4.27 and Section 4.28.

“Company IP” means all Intellectual Property Rights that are owned by, purported to be owned by or exclusively licensed to the Company.

“Company Option” has the meaning given to that term in Section 3.03(a)(i).

“Company Plan” has the meaning given to that term in Section 4.13(a).

“Company Preferred Stock” means the preferred stock, par value $.001 per share, of the Company.

“Company Products” means all products, services or other offerings currently provided or under development by the Company (including, for the avoidance of doubt, the Regulatory Approval Products).

“Company Tax Liability” means any unpaid liability of the Company for Taxes based on taxable net income, such liability accrued in accordance with GAAP.

“Company Warrants” means the warrant to purchase shares of Series E Convertible Preferred Stock, dated as of August 24, 2007, issued by the Company to Silicon Valley Bank, as amended.

“Continuation Period” has the meaning given to that term in Section 6.08(a).

A-4

“Continuing Employees” means the employees who continue to be employed with the Company at the Effective Time.

“Contract” means any legally binding contract, agreement, instrument, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other legally binding arrangement.

“Converting Company Preferred Stock” means the shares of Company Preferred Stock which are to be converted into Company Common Stock as of the Effective Time pursuant to, and in accordance with, the Charter or applicable Certificate of Designations (which, for the avoidance of doubt, does not include any shares of Series B Preferred Stock).

“Copyrights” has the meaning given to that term in the definition of Intellectual Property Rights.

“Current Income Tax Liability” means the unpaid liability of the Company for taxes based on net income for the taxable year of the Company ending on the Closing Date (or, with respect to any such taxable year that does not end on the Closing Date, for the portion of the Straddle Period ending on the Closing Date determined as provided in the second sentence of the defined term “Indemnified Taxes”). For the avoidance of doubt, and notwithstanding anything to the contrary, the amount of the Current Income Tax Liability, if any, shall take into account any estimated payments made prior to the Closing.

“Data Protection and Security Requirements” means (i) all Laws relating to the Processing of Personal Data, data privacy, data or cyber security, breach notification, or data localization, including but not limited to HIPAA and the GDPR; (ii) all regulatory and self-regulatory guidelines and published interpretations by Governmental Authorities of such Laws; (iii) all provisions of Contracts to which the Company is a party or is otherwise bound that relate to the Processing of Personal Data; and (iv) all policies and notices of the Company relating to the Processing of Personal Data.

“Data Protection Authority” means the Governmental Authority charged with supervising and enforcing compliance with Data Protection and Security Requirements.

“Delaware Law” means the Delaware General Corporation Law.

“Dispute Notice” has the meaning given to that term in Section 3.07(a).

“Disputed Items” has the meaning given to that term in Section 3.07(a).

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected and not waived, withdrawn or lost, in accordance with Section 262 of the Delaware Law, in connection with the Merger.

“Earn-Out Arbitration” means any arbitration commenced pursuant to Section 3.08(f) or 3.08(h).

A-5

“Earn-Out Consideration” means the Regulatory Earn-Out Consideration and the Net Sales Earn-Out Consideration.

“Earn-Out Dispute Notice” has the meaning given to that term in Section 3.08(d).

“Earn-Out Disputed Items” has the meaning given to that term in Section 3.08(d).

“Earn-Out Indemnification Deduction” has the meaning given to that term in Section 10.04(a).

“Earn-Out Resolution Period” has the meaning given to that term in Section 3.08(f).

“Earn-Out Resolved Matters” has the meaning given to that term in Section 3.08(f).

“Earn-Out Review Period” has the meaning given to that term in Section 3.08(d).

“Effective Time” has the meaning given to that term in Section 2.03.

“Enforceability Exceptions” has the meaning given to that term in Section 4.03(a).

“Equityholder” means a holder of any shares of Company Common Stock or Company Preferred Stock or any Company Option or Company Warrants immediately prior to the Effective Time.

“Equity Interests” means capital stock, partnership or membership interests or units (whether general or limited), options, warrants, calls, phantom stock, profit participation (other than any cash bonus tied to Company profit or performance and not to the value of the Company Capital Stock), restricted stock, stock appreciation rights and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of the issuing entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning given to that term in Section 4.13(e).

“ERISA Plans” has the meaning given to that term in Section 4.13(a).

“Estimated Aggregate Purchase Price” has the meaning given to that term in Section 3.04(a).

“Estimated Closing Statement” has the meaning given to that term in Section 3.04(a).

“EU” means the European Union.

“Excluded Shares” means (i) shares of Company Capital Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and shares of Company Capital Stock owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Dissenting Shares.

A-6

“Expense Fund” has the meaning given to that term in Section 11.01(c).

“Expense Fund Amount” has the meaning given to that term in Section 11.01(c).

“FDA” has the meaning given to that term in Section 4.26(a).

“Federal Healthcare Programs” has the meaning given to that term in Section 4.25(a).

“Final Aggregate Purchase Price” has the meaning given to that term in Section 3.07(d).

“Final Award” has the meaning given to that term in Section 3.08(g).

“Final Closing Statement” has the meaning given to that term in Section 3.07(d).

“Financial Statements” has the meaning given to that term in Section 4.06(a).

“Fraud” means any fraud causes of action that require as an element an intent to deceive, malice, scienter or similar intent (and not any type of fraud cause of action based solely on recklessness, negligence, misrepresentation or omission or any similar constructive intent or knowledge element) by the Company with respect to the making of the representations and warranties set forth in Article IV of this Agreement, by Parent or Merger Sub with respect to the making of the representations and warranties set forth in Article V of this Agreement or by a Stockholder with respect to the making of the representations and warranties set forth in such Stockholder’s Letter of Transmittal or Support Agreement.

“Fully Diluted Shares” means the sum of (x) the aggregate number of shares of Company Common Stock (other than Excluded Shares, if any) and Series B Preferred Stock issued and outstanding immediately prior to the Effective Time; plus (y) the aggregate number of shares of Company Common Stock underlying Company Options outstanding immediately prior to the Effective Time (other than any Company Options cancelled for no consideration or payment pursuant to Section  3.03(a)(ii)).

“GAAP” means Generally Accepted Accounting Principles in the United States.

“GDPR” means Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

“Good Manufacturing Practices” means with respect to the Company, the standards for the manufacture, processing, packaging, testing, transportation, handling and holding of Company Products, as set forth in Applicable Law and FDA guidance documents.

“Governmental Approval” means any authorization, consent, approval, license, permit, franchise, tariff, rate, certification, agreement, directive, waiver, exemption, variance or Order of any Governmental Authority.

A-7

“Governmental Authority” means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the United States or any foreign country, any state or local body of the United States or any foreign country or any political subdivision of any of the foregoing, and any tribunal, court or arbitrator, including any Notified Body.

“Government Shutdown” means any shutdown of certain United States federal government services provided by the FDA to approve the Regulatory Earn-Out Approvals.

“Healthcare Laws” has the meaning given to that term in Section 4.25(a).

“HHS” has the meaning given to that term in Section 4.17(b).

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5, and their implementing regulations, including but not limited to, the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and C, and the Notification of Breach of Unsecured Protected Health Information requirements at 45 C.F.R. Part 164, Subpart D.

“ICC” has the meaning given to that term in Section 3.08(g).

“Immaterial Revenue Agreement” means any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to market, refer or sell the Company’s products or services to any other Person that individually represented $100,000 or less in total recognized revenue during the twelve (12) month period ended September 30, 2019.

“Indebtedness” means all obligations, contingent or otherwise, of the Company, including accrued and unpaid interest, and any prepayment fees, breakage costs, premiums, expenses or penalties in respect of (i) borrowed money, other than intercompany loans; (ii) bonds, debentures, notes (including, for the avoidance of doubt, any convertible notes) or similar instruments; (iii) capitalized leases on the Financial Statements or required to be capitalized in accordance with GAAP; (iv) all Indebtedness of others secured by a Lien on Property of the Company, whether or not the Indebtedness secured thereby has been assumed; (v) interest rate, currency or commodity derivatives or hedging transactions or similar arrangements (valued at the termination thereof); (vi) all letters of credit or performance bonds not collateralized by cash issued for the account of the Company, only to the extent drawn upon; (vii) all guarantees of the Company of any Indebtedness of any Person other than a wholly owned Subsidiary of the Company; (viii) deferred purchase price with respect to the acquisition of any business, asset, or securities, whether contingent or otherwise, including all Tax-related payments and amounts owed under any earn-out or similar performance payment, at the maximum value, whether contingent or not, or any seller notes or post-closing true-up obligations (provided, however, that any amounts payable or that may be payable to […] pursuant to that certain […] by and between the Company and […], dated […] shall not be considered Indebtedness]); (ix) Company Tax Liability, if any, and (x) any payables to any Equityholders or any Persons listed on Schedule G that are outside of the Ordinary Course of Business (and, for the avoidance of doubt, (A) amounts payable to any of them in their capacity as a director, officer, employee or consultant of the Company and (B) amounts payable to […] for goods and services it provides to the Company shall not be considered Indebtedness).

A-8

“Indemnification Pro Rata Share” means, with respect to any Stockholder and expressed as a percentage, the quotient obtained by dividing (i) the aggregate amount of the Per Share Merger Consideration payable to such Stockholder pursuant to Article III (assuming release in full of the Expense Fund, Earn-Out Consideration and Special Indemnity Holdback) by (ii) the sum of the Per Share Merger Consideration paid to all Stockholders pursuant to Article III (assuming release in full of the Expense Fund, Earn-Out Consideration and Special Indemnity Holdback).

“Indemnified Director or Officer” has the meaning given to that term in Section 6.12(c).

“Indemnified Party” means, in the case of an indemnification claim pursuant to Section 10.02(a), Parent, the Surviving Corporation, Merger Sub and their Affiliates and Representatives, successors and permitted assignees, and in the case of an indemnification claim pursuant to Section 10.02(b), each Stockholder and their respective estate, heirs, Affiliates, Representatives, successors and permitted assignees.

“Indemnified Taxes” means, except to the extent taken into account in determining the Final Aggregate Purchase Price as finally determined pursuant to Section 3.07, (a) any and all Taxes imposed on or with respect to the Company with respect to a Pre-Closing Tax Period, (b) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law and (c) Taxes with respect to a Pre-Closing Tax Period of any Person imposed on the Company as a transferee or successor, by Contract, indemnification agreement or pursuant to any Applicable Law, which Taxes relate to an event, agreement or transaction occurring before the Closing. With respect to any Straddle Period: (a) in the case of any Taxes that are imposed on or with respect to income, gains, receipts, sales, payroll or payments (or any subset or combination thereof) and are payable for a Straddle Period, the portion of such Taxes related to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or non-U.S. entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), (b) in the case of any other Taxes for a Straddle Period, the portion of such Taxes related to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period, multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and including the Closing Date and the denominator of which is the number of days in such Straddle Period, and (c) Section 6.10(h) shall apply. The Parties agree that the taxable year of the Company for federal income Tax purposes shall end as of the close of business on the Closing Date and the Company shall join the federal income Tax consolidated group of which Parent is a member on the beginning of the day following the Closing Date.

A-9

“Indemnifying Party” means, in the case of an indemnification claim pursuant to Section 10.02(a), the Stockholders and their respective successors and permitted assigns and in the case of an indemnification claim pursuant to Section 10.02(b), Parent and its successors and permitted assigns.

“Indemnity Dispute Notice” has the meaning given to that term in Section 10.01(c).

“Independent Accountant” means a certified public firm of independent accountants of national standing satisfactory to Parent and the Stockholder Representative.

“Information Statement” has the meaning given to that term in Section 6.07.

“Infringe” means, with respect to any Intellectual Property Rights, to directly or indirectly infringe, misappropriate or make unauthorized use of such Intellectual Property Rights.

“Initial Stockholder Support Delivery Period” has the meaning given to that term in Section 6.05.

“Intellectual Property Rights” means all intellectual property and the rights appurtenant thereto, in any and all jurisdictions worldwide, including the following: (i) patents, patent applications, inventions, and utility models, whether or not patented or patentable, including provisionals, statutory invention registrations, invention disclosures, registrations, design patents, divisions, continuations and continuations-in-part, and any reexaminations, substitutions, renewals, extensions, reexaminations and reissues thereof; (ii) copyrights in works of authorship, including software, firmware, applications, files, databases and compilations, the registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, together with all moral rights and common law rights thereto (collectively, “Copyrights”); (iii) trademarks, service marks, trade names, brand names, corporate names, logos, trade dress, slogans, and other source indicators, applications and registrations for the foregoing, including all renewals of the same, and the common law rights and goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (iv) Internet domain names, all applications and registrations for the foregoing, including all renewals of same; (v) trade secrets, know-how, and all non-public, confidential or proprietary information, documents and materials (collectively, “Trade Secrets”); and (vi) all other intellectual property, industrial or proprietary rights.

“Interim Period” has the meaning given to that term in Section 6.01.

“IRS” means the Internal Revenue Service.

“IT Assets” means all information technology and computer systems (including the computers, computer software, databases, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation) used by or on behalf of the Company.

“Key Customer” has the meaning given to that term in Section 4.22(c).

“Key Domestic Distributor” has the meaning given to that term in Section 4.22(b).

A-10

“Key Employees” means those employees of the Company listed on Part 1 of Schedule A.

“Key Individuals” means those individuals listed on Part 2 of Schedule A.

“Key International Distributor” has the meaning given to that term in Section 4.22(a).

“Key Revenue Agreements” has the meaning given to that term in Section 4.11(a)(xvii).

“Key Stockholders” means those stockholders of the Company listed on Part 3 of Schedule A.

“Key Supplier” has the meaning given to that term in Section 4.22(d).

“Knowledge” means, when used with respect to the Company, the actual knowledge after reasonable inquiry, of the individuals listed on Schedule D.

“Law” means any U.S. or non-U.S. federal, state or local law, statute, treaty, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Authority.

“Lease Agreements” has the meaning given to that term in Section 4.18(b).

“Leased Real Property” has the meaning given to that term in Section 4.18(b).

“Letter Agreements” has the meaning given to that term in the Recitals to this Agreement.

“Letter of Transmittal” has the meaning given to that term in Section 3.04(e).

“Liens” means any lien, charge, pledge, security interest or other encumbrance.

“Loss” or “Losses” has the meaning given to that term in Section 10.02(a).

“Made Available to Parent” means made available in the virtual data room supported by Donnelley Financial Solutions with respect to “Project Button” no later than 5:00 p.m. (prevailing Eastern Standard Time) on the second (2nd) Business Day prior to the date of this Agreement.

“Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate with all other facts, changes, developments, events, effects, conditions and occurrences, (i) would reasonably be expected to prevent, materially delay, materially impair or have a material adverse effect on the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents to which it is a party or to otherwise consummate the transactions contemplated by this Agreement, or (ii) is or would reasonably be expected to be materially adverse to the assets, business, financial condition or results of operations of the Company, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered or taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change in Applicable Law after the date of this Agreement; (b) any change in general regulatory, economic, or political conditions, or in the economy or financial markets generally or in the particular industry or industries in which the Company participates; (c) any engagement of hostilities, act of war (whether or not declared) or terrorist activity; (d) any effect of weather, geological or meteorological events; (e) any change in GAAP (including the rules and principles related to accelerated depreciation) after the date of this Agreement; (f) any change or development in any financial, banking or securities market in the U.S. in general; (g) any effect of the announcement or pendency of this Agreement and the transactions contemplated hereby; (h) any failure to meet financial projections, estimates or forecasts (except that the underlying causes of such failure may be taken into account in determining whether there has been a Material Adverse Effect); or (i) any actions taken (or omitted to be taken) at the request of Parent or Merger Sub or required to be taken or omitted, as applicable, by the express terms of this Agreement; provided further that the effects described in clauses (b), (c), (d) or (f) do not disproportionately affect the Company in any material respect as compared to other similarly situated companies in the industry in which the Company operates.

A-11

“Material Contracts” has the meaning given to that term in Section 4.11(a).

“Material Product and Trial Information” has the meaning given to that term in Section 4.26(h).

“Medical Device Laws” has the meaning given to that term in Section 4.26(a).

“Merger” has the meaning given to that term in the Recitals to this Agreement.

“Merger Sub” has the meaning given to that term in the Preamble to this Agreement.

“MSRP” means manufacturer suggested retail price.

“Multiemployer Plan” has the meaning given to that term in Section 4.13(c).

“Net Sales” means total revenue attributable to the Company Products, minus the aggregate amount of sales returns, allowances, and discounts attributable to the Company Products, calculated in accordance with GAAP, and only to the extent in accordance with GAAP, using the accounting methods, policies, practices and procedures as were used in the preparation of the Audited Financial Statements for the period ended December 31, 2018. As used herein, “total revenue” includes, without limitation, all invoiced sales and unbilled earned revenue that is supported by a completed Delivered Order Form indicating: the part number and lot number of each Company Product implanted along with disposables consumed (if any), quantity, pricing (subject to review of the applicable Contract), the date of the applicable surgery, and the name and address of the applicable hospital or surgical center. If any Company Product is combined or bundled with any product (i.e., the invoice or Delivered Order Form provides an aggregate price that covers both a Company Product and a non-Company Product but does not have a separate itemized price for the Company Product), the revenue attributable to such Company Product in respect of such combination or bundle will be equal to: (1) the standalone MSRP (or equivalent) of that Company Product in the bundle divided by the standalone MSRP (or equivalent) of all products in the bundle; multiplied by (2) the revenue generated by the bundle.

A-12

“Net Sales Earn-Out Consideration” means the additional consideration as set forth on Part 2 of Schedule F as it may be adjusted pursuant to Section 3.08.

“Non-Converting Company Preferred Stock” means all shares of Company Preferred Stock other than the Series B Preferred Stock and Converting Company Preferred Stock.

“Non-Disclosure Agreement” means the Confidential Disclosure Agreement, dated as of November 28, 2018, between Parent and the Company.

“Notified Body” means an entity licensed, authorized or approved by the applicable government agency, department or other authority to assess and certify the conformity of a medical device with the requirements of the EU legislation governing medical devices and with applicable harmonized standards.

“OFAC” has the meaning given to that term in Section 4.10(c).

“OIG” has the meaning given to that term in Section 4.25(b).

“Option Cashout Amount” has the meaning given to that term in Section 3.03(a)(i).

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental Authority (in each such case whether preliminary or final).

“Ordinary Course of Business” means the conduct of the business of the Company in all material respects in accordance with its customary and normal practices, policies and procedures prior to the date of this Agreement.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, or such other organizational documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal existence of such Person.

“Out of the Money Option” means any vested Company Option that has a per-share exercise price that is equal to or greater than the Per Common Share Closing Payment.

“Overstatement” has the meaning given to that term in Section 3.07(f)(iii).

“Parachute Payment” has the meaning given to that term in Section 6.08(e).

“Parent” has the meaning given to that term in the Preamble to this Agreement.

“Parent Earn-Out Statement” has the meaning given to that term in Section 3.08(c).

“Parent Executive” means each of the chief executive officer, chief financial officer, executive vice president of Business Development & Strategic Planning, vice president of international sales and vice president of U.S. sales of Parent from time to time (or any individual filling a role with similar seniority and responsibilities).

A-13

“Parent Fundamental Representations” means the representations and warranties made pursuant to Section 5.01, Section 5.02, Section 5.03(a) and Section 5.05 of this Agreement.

“Parent Indemnified Parties” has the meaning given in Section 10.02(a).

“Party” and “Parties” have the meanings given to those terms in the Preamble to this Agreement.

“Payments Administrator” means Acquiom Financial LLC.

“Payments Administrator Agreement” means the agreement among the Stockholder Representative, Parent and the Payments Administrator for purposes of distributing the Per Share Merger Consideration and other applicable amounts to the applicable Equityholders pursuant to the terms of this Agreement.

“Payments Administrator Fund” has the meaning given in Section 3.04(d).

“Per Common Share Closing Payment” means, in respect of any share of Company Common Stock and each share of Series B Preferred Stock, an amount equal to the quotient of (i) (a) the Aggregate Closing Amount minus (b) the Aggregate Preferred Share Payment, plus (c) the aggregate exercise price of all Company Warrants and Company Options outstanding immediately prior to the Effective Time (other than any Company Options cancelled for no consideration or payment pursuant to Section  3.03(a)(ii) and any Company Warrants extinguished and cancelled pursuant to Section 3.03(b)), divided by (ii) the total number of Fully Diluted Shares; provided, however, that for purposes of this definition, to the extent any vested Company Options are Out of the Money Options, then the Per Common Share Closing Payment shall be recalculated such that (x) clause (i)(c) above shall be reduced by the aggregate exercise price of the Out of the Money Options, and (y) clause (ii) above shall be reduced by the aggregate number of shares of Company Common Stock underlying the Out of the Money Options.

“Per Common Share Merger Consideration” means, with respect to each share of Company Common Stock and each share of Series B Preferred Stock, an amount equal to the Per Common Share Closing Payment, plus any Per Common Share Post-Closing Payment.

“Per Common Share Post-Closing Payment” means, in respect of each share of Company Common Stock and each share of Series B Preferred Stock, the aggregate amount of any Post-Closing Payment allocated thereto pursuant to Section 3.04(c).

“Per Option Post-Closing Payment” means, in respect of any Company Option, the aggregate amount of any Post-Closing Payment allocated thereto pursuant to Section 3.04(c).

“Per Share Merger Consideration” means, as applicable, (i) with respect to shares of Company Common Stock and shares of Series B Preferred Stock, the Per Common Share Merger Consideration, (ii) with respect to shares of Non-Converting Company Preferred Stock, the applicable Preferred Share Liquidation Preference, and (iii) with respect to Company Options, the Option Cashout Amount.

A-14

“Permitted Lien” means any of the following: (i) any Lien (x) for Taxes not yet due or delinquent or (y) for Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been maintained to the extent required by GAAP; (ii) zoning, planning and similar limitations and restrictions on, and all rights of any Governmental Authority to regulate any real property that would not reasonably be expected to impair the continued use and operation of the assets to which they relate in the conduct of the business of the Company as presently conducted; (iii) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, and statutory or common law Liens to secure claims for labor, materials or supplies for amounts not yet due or that are being contested in good faith by appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP; (iv) pledges and deposits made in the Ordinary Course of Business in compliance with workers’ compensation, unemployment insurance and other Applicable Laws regarding social security; (v) any Lien that is released on or prior to the Closing; (vi) any Lien arising in the Ordinary Course of Business by operation of Applicable Law with respect to a liability that is not yet due or delinquent or that is being contested in good faith by the Company; (vii) any Lien reflected in the Financial Statements; and (viii) any purchase money Lien arising in the Ordinary Course of Business.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, Governmental Authority or other entity.

“Personal Data” means any data or information in any medium relating to an identified or identifiable individual and any other data or information that constitutes personal information or personally identifiable information under any Applicable Law, and includes, but is not limited to, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit card or other financial information, or customer or account number, IP address, cookie information, or other unique identifiers. An identifiable individual is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his/her physical, physiological, mental, economic, cultural or social identity. Personal Data shall include Protected Health Information.

“Post-Closing Option Payroll Taxes Offset” means any employer-level employment or payroll Taxes payable as a result of the payment of the Per Option Post-Closing Payments.

“Post-Closing Payment” means any amount (i) payable by Parent (or on its behalf or at its direction) pursuant to Section 3.05, Section 3.07(f) or Section 3.08 or (ii) of the Expense Fund delivered by the Stockholder Representative to the Payments Administrator as provided in Section 11.01(c).

A-15

“Post-Closing Payments Administrator Fees” means any fees or expenses incurred under the Payments Administrator Agreement that are due and payable following the Closing Date.

“Pre-Closing Tax Period” means any taxable year or other taxable period ending on or before the Closing Date, and that portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Return” has the meaning given to that term in Section 6.10(a).

“Preferred Share Liquidation Preference” means (a) for each share of Series A Preferred Stock, $1.00 per share; (b) for each share of Series B Preferred Stock, $1.00 per share; (c) for each share of Series C Preferred Stock, $2.50 per share; (d) for each share of Series D Preferred Stock, $3.50 per share; (e) for each share of Series E Preferred Stock, $4.50 per share; and (f) for each share of Series F Preferred Stock, $4.75 per share, plus, in each case, an amount equal to any dividends declared but unpaid thereon.

“[…] Agreements” means the […], dated […], by and between the Company and […] and the […], dated […], by and between Company and […].

“Process” or “Processing” means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Properties” means, as to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated) operated, owned or leased by such Person.

“Protected Health Information” means protected health information as that term is defined at 45 C.F.R. § 160.103 for purposes of HIPAA.

“Quality System Regulation” means design control, Good Manufacturing Practices, and quality system management requirements governing the standards and methods to be used in, and the facilities or controls to be used for, the design, manufacture, processing, packaging, testing or holding of medical devices to assure their quality, safety, performance, and efficacy, including the FDA Quality System Regulation at 21 C.F.R. Part 820 and associated FDA guidance, international standards for quality management systems as adopted by the International Organization for Standardization such as ISO 13485:2016, and similar requirements of any Governmental Authority.

“R&W Policy” means the general representations and warranties insurance policy that is being obtained by Parent relating to the transactions contemplated by this Agreement with a face value of $[…].

“R&W Retention Amount” means $[…].

“Regulatory Approval Deadline” means the deadline set forth opposite each Regulatory Approval Product on Part 1 of Schedule F; provided, however, that if a Government Shutdown directly causes a delay in the achievement of any such deadline, that deadline shall be automatically extended one (1) day for each day of delay suffered by the Surviving Corporation as a direct result of the occurrence of any such Government Shutdown.

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“Regulatory Approval Products” means the products set forth on Part 1 of Schedule F.

“Regulatory Authorization” means, with respect to a particular jurisdiction, any and all approvals, licenses, registrations, certificates, permits, consents, notifications, clearances or authorizations of any Governmental Authority as are necessary to manufacture, commercially distribute, import, export, sell and market a Company Product in such jurisdiction, which shall include where applicable: 510(k) or premarket notification clearances, de novo classifications, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Mark certifications, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalents.

“Regulatory Earn-Out Approval” means the receipt of all Regulatory Authorizations required for the commercial sale of the applicable Regulatory Approval Product in the United States of America.

“Regulatory Earn-Out Consideration” means the additional consideration based on the achievement of each Regulatory Milestone, as set forth on Part 1 of Schedule F as it may be adjusted pursuant to Section 3.08.

“Representations Survival Period” has the meaning given to that term in Section 10.01(a).

“Representative Losses” has the meaning given to that term in Section 11.01(c).

“Representatives” means, as to any Person, its officers, directors, employees, partners, members, stockholders, counsel, accountants, financial advisors, engineers, agents and consultants (other than the Stockholder Representative).

“Required Stockholder Approval” has the meaning given to that term in Section 4.03(a).

“Resolution Period” has the meaning given to that term in Section  3.07(b).

“Resolved Matters” has the meaning given to that term in Section  3.07(b).

“Restricted Cash” means any cash which is not freely usable by the Company because it is subject to restrictions, limitations or Taxes on use or distribution by Law, contract or otherwise, including without limitation, restrictions on dividends and repatriations or any other form of restriction.

“Review Period” has the meaning given to that term in Section 3.07(a).

“Scheduled Company IP” has the meaning given to that term in Section 4.16(a).

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“SEC” has the meaning given to that term in Section 3.08(c).

“Security Incident” means any unauthorized access, acquisition, use, disclosure, modification, deletion or destruction of information (including Personal Data) or interference with system operations of IT Assets.

“Series A Preferred Stock” means the Company Preferred Stock designated Series A Convertible Preferred Stock, par value $.001 per share.

“Series B Preferred Stock” means the Company Preferred Stock designated Series B Convertible Preferred Stock, par value $.001 per share.

“Series C Certificate of Designation” means the Certificate of Designation for the Series C Convertible Preferred Stock of the Company, as filed January 28, 2004.

“Series C Preferred Stock” means the Company Preferred Stock designated Series C Convertible Preferred Stock, par value $.001 per share.

“Series D Certificate of Designation” means the Certificate of Designation for the Series D Convertible Preferred Stock of the Company, as filed November 4, 2004, as amended.

“Series D Preferred Stock” means the Company Preferred Stock designated Series D Convertible Preferred Stock, par value $.001 per share.

“Series E Certificate of Designation” means the Certificate of Designation for the Series E Convertible Preferred Stock of the Company, as filed May 25, 2006, as amended.

“Series E Preferred Stock” means the Company Preferred Stock designated Series E Convertible Preferred Stock, par value $.001 per share.

“Series F Certificate of Designation” means the Certificate of Designation for the Series F Convertible Preferred Stock of the Company, as filed November 5, 2007, as amended.

“Series F Preferred Stock” means the Company Preferred Stock designated Series F Convertible Preferred Stock, par value $.001 per share.

“Severance Costs” means the aggregate amount of severance due and payable in connection with any termination of employment prior to the Closing Date of any employee of the Company that is outstanding as of the Closing Date.

“Special Indemnity Holdback” has the meaning given to that term in Section 3.05(a).

“Special Indemnity Release Date” has the meaning given to that term in Section 3.05(a).

“Special Indemnity Losses” has the meaning given to that term in Section 10.02(a)(iv).

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“Special Losses” has the meaning given to that term in Section 10.04(a).

“Stock Plans” means the 2002 Stock Incentive Plan, as amended, of the Company and the 2013 Stock Incentive Plan of the Company.

“Stockholder” means any holder of shares of Company Common Stock or Company Preferred Stock immediately prior to the Effective Time.

“Stockholder Representative” has the meaning given to that term in the Preamble to this Agreement.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the outstanding equity securities or securities carrying the voting power in the election of the board of directors or other governing body of such Person.

“Support Agreements” has the meaning given to that term in the Recitals to this Agreement.

“Surviving Corporation” has the meaning given to that term in Section 2.01.

“Tax” means any and all federal, state, local or foreign taxes imposed by a Governmental Authority (including any interest, fines, assessments, penalties or additions to tax, in each case, imposed by a Governmental Authority in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, abandoned and unclaimed property, escheat, and customs duties.

“Tax Authority” means, with respect to any Tax, the Governmental Authority charged with the administration, determination and collection of such Tax.

“Tax Return” means any return, report, information return, declaration, claim for refund, election or other document, together with all schedules, attachments, amendments and supplements thereto, supplied to or required to be supplied to any Tax Authority.

“Termination Date” has the meaning given to that term in Section 9.01(a)(i).

“Third-Party Claim” has the meaning given to that term in Section 10.03.

“Trade Secret” has the meaning given to that term in the definition of Intellectual Property Rights.

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“Trademarks” has the meaning given to that term in the definition of Intellectual Property Rights.

“Transaction Documents” means this Agreement, the Payments Administrator Agreement and the other documents, agreements, certificates and other instruments to be executed, delivered and performed by the parties in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means: (i) any and all third-party advisory fees, costs and expenses (including expenses of brokers, financial advisors, consultants, accountants, commission agents, service providers and legal counsel) or other fees (including regulatory, consent fees and fees of the Payments Administrator if any) and expenses incurred by the Company in connection with the transactions contemplated hereby, (ii) any accrued or payable transaction, management, monitoring or similar fees payable to any Affiliate of the Company, (iii) the fees and expenses of the Stockholder Representative as of the Closing, (iv) one hundred (100%) of any documented premium and expenses payable with respect to the R&W Policy in an amount not to exceed $[…], (v) all Severance Costs, (vi) all Change in Control Payments and, (vii) all Transaction Payroll Taxes (other than Post-Closing Option Payroll Taxes Offsets).

“Transaction Payroll Taxes” means any employer-level employment or payroll Taxes payable as a result of the payment of the Severance Costs or other Change in Control Payments, whether payable (or attributable to amounts payable) before, on or after the Closing as a result of the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning given to that term in Section 6.10(d).

“Unresolved Matters” has the meaning given to that term in Section 3.07(c).

“U.S. Dollars” means the lawful currency of the United States.

“Working Capital Difference” means (i) the sum of all current assets reflected on Schedule E-1 (excluding Cash on Hand, Restricted Cash, income Tax assets and employee receivables); minus (ii) the sum of the current liabilities reflected on Schedule E-1 (excluding Indebtedness, Transaction Expenses and any income Tax liabilities), in each case as of 12:01 am Eastern Standard Time on the Closing Date and calculated in accordance with GAAP, and only to the extent in accordance with GAAP, using the accounting methods, policies, practices and procedures, as were used in the preparation of the balance sheet of the Company in the Audited Financial Statements as of December 31, 2018, minus (iii) $[…], expressed as a positive or negative value as appropriate. Schedule E-1 attached hereto sets forth an illustrative calculation of the Working Capital Difference.

“Written Consent” has the meaning given to that term in the Recitals to this Agreement.

“YTD Financial Statements” has the meaning given to that term in Section 4.06(a).

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Schedule A

Part 1 – Key Employees

•	[…]

Schedule A-1

Schedule A

Part 2 – Key Individuals

•	[…]

Schedule A-2

Schedule A

Part 3 – Key Stockholders

•	[…]

Schedule A-3

Schedule B

List of Stockholders to Sign Support Agreements by Midnight on January 5, 2020

[…]

Schedule B

Schedule C

Preliminary Schedule of Consideration to be Paid to Each Equityholder

Schedule C

Schedule D

Knowledge Parties

•	[…]

Schedule D

Schedule E-1

Illustrative Calculation of Working Capital

Schedule E-1

Schedule E-2

Illustrative Calculation of Indebtedness

Schedule E-2

Schedule E-3

Illustrative Calculation of Cash

Schedule E-3

Schedule F

Part 1 – Regulatory Milestones

[…]	[…]	[…]
[…]	[…]	[…]
[…]	[…]	[…]
[…]	December 31, 2021	[…]
Total		$25,000,000

Schedule F-1

Schedule F

Part 2 – Sales Milestones

1.	The Net Sales Earn-Out Consideration for each of Calendar Year 2020 or 2021 will be an amount equal to (i) the Net Sales in such Calendar Year less (ii) the Net Sales Earn-Out Target for such Calendar Year (see Illustration B below for illustration purposes only); provided that the total aggregate Net Sales Earn-Out Consideration for Calendar Years 2020 and 2021 pursuant to this paragraph 1 shall be a maximum of $10,000,000 (see Illustration C below for illustration purposes only). In the event that the amount of Net Sales for a Calendar Year is less than the Net Sales Earn-Out Target for that Calendar Year, such difference shall not affect the Net Sales Earn-Out Consideration, if any, payable with respect to the other Calendar Year (see Illustration A below for illustration purposes only). The “Net Sales Earn-Out Target” for Calendar Year 2020 will be $[…] and the “Net Sales Earn-Out Target” for Calendar Year 2021 will be the greater of (i) […] and (ii) $[…].

[…]

2.	In addition to any Net Sales Earn-Out Consideration payable under paragraph 1, if Net Sales in Calendar Year 2020 are at least […]% greater in value than the greater of (i) […] and (ii) $[…], an additional Net Sales Earn-Out Consideration in an amount equal to $5,000,000 will be payable.

Schedule F-2

Schedule G

Related Parties

•	[…]

Schedule G

Schedule H

Illustrative Parent Earn-Out Statement

	[…]	[…]	[…]	[…]	[…]
[…]

Schedule H